


11007547

bSQUARE

The Mobile & Embedded Systems Experts

Annual Report and Proxy 2010


RECEIVED
211
SECTION

www.bsquare.com

May 4, 2011

Dear Fellow Shareholders,

What a year 2010 turned out to be for BSQUARE! We accomplished many of our objectives and emerged from 2010 a stronger and better positioned company with considerable momentum.

During the year we:

- Finalized a long-term relationship with our largest customer, Ford, to form a telematics competency center dedicated to furthering development of the industry leading MyFord® Touch telematics system.
- Recruited Mark McMillian to lead our sales force, re-organize and re-energize our sales efforts and expand our sales coverage in both Europe and Asia.
- Recruited John Traynor to lead our product development efforts.
- Launched our Handset Certification Platform product which is based on our TestQuest Countdown technology and entered into a Handset Certification Platform trial with a China-based Mobile Network Operator.
- Expanded our Taiwan development center to capture additional Asia service business and more effectively price blend our North America service delivery.
- Started the process of building a development center in China.
- Grew overall revenues 50% year over year and grew overall gross profits 53% year over year.
- Grew Net Income from $(2.7 million) in 2009 to $6.2 million in 2010.
- Increased BSQUARE's cash and investments position from $18.0 million at the end of 2009 to $23.1 million at the end of 2010.

We believe that our position as a full-breadth provider of software and services to the makers of smart, connected devices positions us well for future growth. According to a report released by International Data Corporation (IDC), the number of connected devices accessing the internet is expected to exceed one billion by 2013 and the overall number of intelligent, connected devices is expected to exceed 15 billion by 2015. Device makers typically do not create all the software that runs on their devices themselves – they often look to buy products and services from firms, such as BSQUARE, that have deep experience and expertise in the development of smart devices and can help get devices to market faster at an overall lower cost.

The trend towards intelligence and connectivity built into billions of devices is the opportunity that we seek to benefit from. To that end, we expect to make strategic investments that are designed to drive BSQUARE's growth in 2011 and beyond, including:

- We are investing in our Handset Certification Platform (HCP) which is designed to help our Network Operator and Smartphone OEM customers bring high quality devices to market faster by automating the device acceptance testing process. As of the writing of this letter we are engaged with a major Chinese Network Operator and are performing testing of handsets from a variety of OEM's. We have received our first revenues from the HCP program and expect that these revenues will grow in 2011. We expect to start trials with one or two additional Network Operators in 2011.
- We have been building out our Taiwan development center with additional engineering talent and expect to begin building our China development center in 2011.
- We will further grow our Application and Android service practices in 2011. We are building these practices in conjunction with the build out of our Taiwan and China development centers, and we expect this investment will allow us to compete for more significant Windows Phone, Android and Application service projects during 2011.

- We recently announced an agreement with Microsoft to sell Windows Embedded products in Europe, and have invested in the hire of a managing director for Europe. We intend to continue building our Europe sales staff and will expect to be selling our full range of products and services in Europe during 2011.
- Finally, we are keenly interested in putting our balance sheet to work to grow our company through acquisitions that are accretive and build shareholder value.

Economic conditions appear to be improving, and as long as the economy stays strong, we believe that we are well positioned to continue our growth. Our mission is to create great product and service solutions that are valuable to our customers, grow our revenues and profits and increase shareholder value.

We wish to thank our shareholders for their continued interest in BSQUARE. We especially want to thank our employees for the hard work, dedication and the innovation that they bring to BSQUARE.

Sincerely,



Brian T. Crowley
President and CEO



Elliott H. Jurgensen Jr.
Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-27687

BSQUARE CORPORATION

(Exact name of registrant as specified in its charter)

Washington	**91-1650880**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

110 110th Avenue NE, Suite 200, Bellevue, Washington 98004
(Address of principal executive offices)

Registrant's telephone number, including area code: (425) 519-5900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2010 was approximately $15,866,000 based on the closing price of $2.18 per share of the registrant's common stock as listed on the NASDAQ Global Market.

The number of shares of common stock outstanding as of February 28, 2011: 10,451,650

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be delivered to shareholders in connection with the annual meeting of shareholders to be held on June 8, 2011 are incorporated by reference into Part III of this Annual Report on Form 10-K.

BSQUARE CORPORATION

FORM 10-K

TABLE OF CONTENTS

		Page
	PART I	
Item 1	Business	3
Item 1A	Risk Factors	12
Item 1B	Unresolved Staff Comments	24
Item 2	Properties	25
Item 3	Legal Proceedings	25
Item 4	(Removed and Reserved)	25
	PART II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	26
Item 6	Selected Financial Data	26
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	36
Item 8	Financial Statements and Supplementary Data	37
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	60
Item 9A	Controls and Procedures	60
Item 9B	Other Information	61
	PART III	
Item 10	Directors, Executive Officers and Corporate Governance	62
Item 11	Executive Compensation	62
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	62
Item 13	Certain Relationships and Related Transactions, and Director Independence	62
Item 14	Principal Accountant Fees and Services	62
	PART IV	
Item 15	Exhibits and Financial Statement Schedules	63
	Signatures	64

PART I

Item 1. ***Business.***

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including any information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, ("the Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, ("the Exchange Act"). In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology, which when used are meant to signify the statement as forward-looking. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and situations that are difficult to predict and that may cause our own, or our industry's, actual results to be materially different from the future results that are expressed or implied by these statements. Accordingly, actual results may differ materially from those anticipated or expressed in such statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors." Such forward-looking statements include, but are not limited to, statements with respect to the following:

- the development of the smart device market and our ability to address its opportunities and challenges;
- the adoption of Microsoft® Windows® CE, Windows XP Embedded, Windows Mobile, Android, Linux and other operating systems that our software offerings, support as the systems of choice for many device hardware and software vendors;
- our business plan and our strategy for implementing our plan;
- our ability to expand, and capitalize on our strategic relationships with silicon vendors and other hardware and software vendors;
- our ability to maintain our relationship with Microsoft Corporation ("Microsoft") and expectations related to our distribution of Windows Mobile and other Microsoft embedded operating systems;
- our ability to address challenges and opportunities in the international marketplace;
- our ability to develop our technology and expand our proprietary software and service offerings; and
- our anticipated working capital needs and capital expenditure requirements, including our ability to meet our anticipated cash needs.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers, however, should carefully review the factors set forth in this and other reports or documents that we file from time to time with the Securities and Exchange Commission ("SEC").

BUSINESS

Overview

As used in this Annual Report on Form 10-K, "we," "us", "our" and "the Company" refer to BSQUARE Corporation. We provide software solutions to companies that develop smart, connected devices and to companies that assist others in developing smart, connected devices. A smart, connected device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. We primarily focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™. However, as a result of acquisitions, coupled with our strategic intent to broaden our market focus, we also provide software solutions to customers developing devices utilizing other operating systems such as Android and Linux.

We have been providing software solutions to the smart device marketplace since our inception. Our customers include world class original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs") and enterprises, as well as silicon vendors ("SVs") and peripheral vendors which purchase our software solutions for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software solutions we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

We were incorporated in the State of Washington in July 1994. Our principal office is located at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, and our telephone number is (425) 519-5900.

Industry Background

The increasing opportunity for connectivity and exchange of data, information or multimedia content is driving demand for easy-to-use, cost-effective and customizable methods of electronic communication. Although the personal computer ("PC") has been the traditional means of electronically connecting suppliers, partners, customers and consumers, the benefits of "smart devices" have led to their rapid adoption as a new class of powerful technology.

Smart, connected devices are particularly attractive because they are often less expensive than desktop and laptop computers; have adaptable configurations, including size, weight and shape; and are able to support a variety of customized applications and user interfaces that can be designed for specific tasks. These devices also are often compatible with existing business information systems. These classes of smart, connected devices bring connected computing to very large, rapidly growing markets where desktop and laptop computers might be too expensive for general use.

The smart device industry is characterized by a wide variety of hardware configurations and end-user applications, often designed to address a specific vertical market. To accommodate these diverse characteristics in a cost-effective manner, OEMs and ODMs require operating systems that can be integrated with a diverse set of smart devices and can support an expanding range of industry-specific functionality, content and applications.

The smart device marketplace is being influenced by the following factors:

- Growing demand by business professionals and consumers for converged mobile devices, which combine telephony, data (such as email and internet browsing), multimedia and location awareness, is driving new sophisticated smart device designs by our OEM and ODM customers;
- Businesses looking to deploy specialized devices into stores, shopping centers, shop floors, etc., or to their employees who work in the field but need connectivity to business systems and data.
- The ubiquity of cellular and WLAN wireless networks is driving rapid adoption of smart devices that leverage broadband and high-speed wireless data networks, including Internet Protocol ("IP") set-top boxes, voice-over-IP ("VoIP") phones, residential gateways, and home networking solutions linking smart devices with PCs;

- The baseline expectation for device functionality continues to grow. Users of smart devices expect to be able to access email and the Internet, synchronize their devices with corporate data sources and deploy multiple applications on their devices;
- The adoption of a new generation of devices, such as the Apple iPhone and the Motorola Droid, has increased demand for high-performance, multimedia-capable devices that are able to access, share and play audio, video and application content located on remote computers;
- Security is becoming an increasingly important concern as devices are able to access networks and store sensitive information locally such as email, spreadsheets and other documents. Users are demanding that these types of information be protected in the same ways they are protected on the desktop;
- Higher bandwidth networks coupled with larger displays and increased processing power found on new devices means that more multimedia content will be available to devices—increasing demand for digital rights management, content management and related technologies; and
- Increases in device complexity driven by rising user expectations of functionality, complex device interactions with wireless networks and updated versions of embedded operating systems and silicon processors, all of which are driving OEMs and ODMs to continually refresh and update their device designs.

Software Solutions for Smart Device Makers

Our customers include world class OEMs and ODMs, enterprises, Mobile Network Operators, SVs and peripheral vendors which are developing smart devices or assisting others in doing so. Representative customer relationships in 2010 included the following:

- Ford Motor Company ("Ford") continued to engage us to assist in the development of their next generation in-dash infotainment offering called MyFord Touch. Our initial project with Ford was completed in the third quarter of 2010 where we provided them hardware design and implementation, platform level software development, application level software development, quality assurance services and systems integration services for the MyFord Touch. Since we completed the initial project, we are now primarily focused on developing and integrating new user applications for the MyFord Touch, enhancing existing applications and customizing the MyFord Touch platform for additional vehicle models. Our new agreement with Ford is called the Ford Telematics Competency Center and commits us to providing a certain number of engineering services personnel to Ford for a set fee. Further, we have licensed Adobe Flash Lite to Ford for use in the MyFord Touch system and have also licensed certain of our TestQuest products to Ford in connection with this system;
- The Coca-Cola Company ("Coca-Cola"), continued to engage us to assist in the development of their next generation drink dispensing machine; and
- China Mobile Communications Corporation, through several systems integrators, purchased our Countdown automated testing tool, to perform field testing of its devices in 31 provinces within China. Other leading smart device companies such as Motorola, Qualcomm and Siemens also purchased our automated device testing tools.

The software we deliver to our customers as part of our software solutions takes three forms. The first is our own proprietary software products, the second is best-of-class third-party software products and the last is custom software delivered through engineering services. Also, due to the complexity of embedded software, the integration of our own proprietary software and/or third-party software products on customers' devices often requires additional engineering services to accomplish systems integration, customization and/or optimization as well as quality assurance testing. Our goal is to increase the breadth and depth of our software product and engineering service offerings to smart device customers to enhance our position as an overall smart device software solutions provider.

Proprietary Software Products

Our proprietary software offerings include:

- CountDown—CountDown is a software testing automation tool we acquired from TestQuest that provides customers with a complete test solution that brings together everything necessary to test smart devices including tools to create and manage test cases, a platform that allows teams to collaborate on test development, an execution environment that enables tests to be executed on the smart device and capture results, and a reporting tool that allows customers to analyze test results;
- TestQuest Pro—TestQuest Pro is the original TestQuest test automation tool, which we also acquired from TestQuest. TestQuest Pro is widely used to test embedded systems, including digital entertainment, telecom/datacom, military/aerospace and medical devices, as well as automation systems for industry, retail, offices, buildings and homes;
- Handset Certification Platform—The Handset Certification Platform builds upon our automated testing tool technology to allow mobile operators to implement standardized handset tests across their OEM suppliers;
- SDIO Hx—SDIO (Secure Digital Input Output) is an industry standard format that allows very small form-factor peripheral and memory cards to be used with smart devices. Our SDIO solution is used by customers who are creating SDIO solutions for smart devices running Microsoft Windows CE and Windows Mobile operating systems; and
- TI Windows CE and Windows Mobile BSP—We worked with Texas Instruments to create the standard Windows CE Board Support Packages (BSP) for the TI OMAP 35XX and 37XX family of processors and the standard Windows Mobile BSP for the TI OMAP 34XX and 36XX family of processors, both of which are used in a variety of mobile and embedded device designs. We also have several other off-the-shelf BSP products that support other processors.

Third-Party Software Products

We have multiple license and distribution agreements with third-party software vendors. Our ability to resell these third-party software products, whether stand-alone or in conjunction with our own proprietary software and engineering service offerings, provides our customers with a significant solution source for their smart device project needs. Our third-party software offerings include the following:

- We are a Microsoft authorized Value-Added Provider ("VAP") of Windows Embedded operating systems and toolkits for Windows CE, Windows XP/NT Embedded, Windows XP Professional with Embedded Restrictions, Windows Server with Embedded Restrictions, Windows XP Embedded for Point of Sale and Microsoft "Classic" operating systems with Embedded restrictions, including DOS and Windows 98/2000/ME/NT. We are authorized to sell Windows Embedded operating systems in North America, including Mexico. 52% of our total revenue in 2010 was generated through the sale of Microsoft Embedded operating systems;
- We have been a Microsoft authorized VAP of Windows Mobile operating systems since November 2009. Along with Windows Mobile operating systems, we also now have the ability to sell the Microsoft's Office Mobile and several other related products. We generated $10.2 million (11% of total revenue) in sales of Windows Mobile operating systems in 2010 compared to none in 2009;
- We are an authorized distributor for Adobe Flash Lite technology. We have the right to distribute Adobe Flash Lite licenses to OEMs and ODMs and others worldwide;
- We are an authorized distributor of McAfee's Embedded Security product to OEMs in North America; and
- We sub-license and resell other third-party software such as Datalight Inc.'s FlashFX and Reliance products.

Software revenue for the last two fiscal years was as follows (in thousands):

	2010	2009
Software revenue:		
Third-party software	$63,886	$32,374
Proprietary software	5,173	4,156
Total software revenue	$69,059	$36,530
Software revenue as a percentage of total revenue	71%	57%
Third-party software revenue as a percentage of total software revenue	93%	87%

The sale of Microsoft operating systems has accounted for substantially all of our third-party software revenue historically.

Engineering Service Offerings

Our service offerings include:

- Software and hardware design and development services;
- Platform development systems integration;
- Radio Interface Layer ("RIL") development and testing;
- Application, middleware and multimedia software development;
- Adobe Flash Lite Player porting and Flash User Interface development;
- Quality assurance and testing services;
- Hardware design, prototype and product development services;
- Device solution strategy consulting;
- Mechanical and ID design services;
- Technical support;
- Implementation services; and
- Training.

Traditionally, our engineering services have predominantly focused on customers building or deploying devices utilizing some form of Windows Embedded or Windows Mobile operating system. However, our intent is to increasingly provide engineering services to customers building or deploying devices utilizing non-Microsoft operating systems and an increasing amount of our engineering services involves devices running the Android operating system.

Customers utilize our engineering services due to our extensive experience developing new devices and because of our deep experience with embedded and mobile operating systems, particularly Windows Embedded and Windows Mobile. We believe that engaging BSQUARE on a new device design typically results in shorter development cycles and reduced time-to-market, lower overall costs to complete projects, and product robustness and features, which a customer may have been unable to achieve through other means.

Service revenue for the last two fiscal years was as follows (in thousands):

	2010	2009
Total service revenue	$27,715	$27,849
Service revenue as a percentage of total revenue	29%	43%

Strategy

Our strategy is to continue to enhance our position as a leading provider of smart device software solutions and related services, ultimately becoming a go-to solutions provider for our customers and potential customers. To advance this strategy, we intend to focus on the following areas:

- We are expanding our sales footprint in Asia in order to better serve customers in that market. We have added a direct sales presence in Korea and are in the process of expanding our sales footprint in China. We also intend to enhance our sales capabilities in Japan and Taiwan;
- We are expanding our development footprint in Asia. During 2010 we expanded our Taiwan development center, and ultimately hope to have up to 65 employees in our Taipei facility. During 2011 we expect to establish a development center in China;
- We are working to expand the number of engineering service practice areas that we offer to our customers. Expanding our capabilities around the Android operating system and expanding our ability to create user interfaces and applications on a variety of technologies and operating systems is a key focus for our service group;
- We are investing in the mobile and automotive vertical segments in order to put together compelling solutions offerings designed to expand our business in those growing segments;
- We are actively searching for additional software products from third party software providers that we can resell. We believe that we have established a premiere reseller channel through our sales of Microsoft Operating Systems, Adobe FlashLite, McAfee Solidcore, and wish to leverage our channel by selling other products;
- We are investing in our Handset Certification Platform (HCP) and are attempting to sell our HCP solution to multiple mobile network operators;
- We are seeking additional proprietary software products to invest in; and
- We are actively looking for companies with compelling technology that we can partner with or acquire. Along these lines, in 2010 we partnered with Qualcomm to resell their Snapdragon Mobile Development Platform.

Relationship with Microsoft and Impact on our Smart Device Solutions Business

We have a long-standing relationship with Microsoft and this relationship is critical to the continuing success of our business. Our credentials as a Microsoft partner include:

- We are one of Microsoft's largest distributors of Embedded operating systems (e.g. Windows CE) worldwide although our territory is limited to North America and a few other countries in the Americas;
- We are a worldwide distributor of Microsoft's Windows Mobile operating systems (since November 2009);
- We are a Windows Embedded Gold-level Systems Integrator;
- We are a Microsoft Gold Certified Partner in Microsoft's general partner program;

- We were the Microsoft Enterprise Partner of the Year for 2009;
- We were the Microsoft Systems Integrator of the Year for 2008;
- We were the Microsoft Distributor of the Year for 2008;
- We are a developer and provider of Microsoft Official Curriculum Training for Windows CE and Windows XP Embedded;
- We are a Microsoft Auto training partner;
- We are a leading systems integrator for Microsoft's Windows Mobile device development projects;
- We are a Preferred Provider of Visual Tools for Microsoft;
- We are a Gold-level member of Microsoft's Third-Party Tools Provider Program; and
- We have been engaged by Microsoft on various service engagements.

We work closely with Microsoft executives, developers, product managers and sales personnel. We leverage these relationships in a variety of ways, including:

- We gain early access to new Microsoft embedded software and other technologies;
- We are able to leverage co-marketing resources from Microsoft, including market development funds, to support our own marketing and sales efforts;
- We participate in Microsoft-sponsored trade shows, seminars, and other events;
- We receive sales leads from Microsoft;
- We receive rebates based upon predefined objectives; and
- We participate in Windows Embedded and Windows Mobile design reviews, enabling early access to product roadmap information wherein we provide important technical and customer feedback.

See Item 1A, "Risk Factors," for more information regarding our relationship with Microsoft.

Customers

Customers of our software solutions including related engineering services, include leading OEMs, ODMs, SVs, peripheral vendors, and other enterprises seeking to leverage the software we provide them, be it our own proprietary software, third-party software or customer software developed via our engineering services, to develop high-quality, full-featured smart devices that meet the requirements of numerous end-markets. Representative customers include Ford, Coca-Cola, Qualcomm Inc., Tyco Electronics Ltd., Honeywell International, Inc., Canon, Inc., Microsoft, Motorola, Inc. and Research In Motion Ltd. Ford accounted for $12.9 million, or 13%, of total revenue in 2010, compared to $14.9 million, or 23% of total revenue, in 2009. No other customer accounted for 10% or more of total revenue in 2010 or 2009. Revenue generated from Ford has been declining primarily due to completion of the main MyFord Touch project in August 2011. While we continue to do business with Ford, and expect our business with Ford to continue throughout 2011, we currently do not expect Ford to represent 10% or more of total revenue in 2011.

Sales and Marketing

We market our software solutions and engineering services predominantly through our direct sales and sales support organization located primarily in the United States and Taiwan. We also have minor sales and sales support presences in China, India, Korea, Japan and the United Kingdom. The majority of our sales and marketing personnel are located in the United States, but as part of our growth strategy, we anticipate expanding our international sales, sales support and marketing personnel more rapidly than we expand our North America personnel. Historically, we have not made significant use of resellers, channel partners, representative agents or other indirect channels.

Key elements of our sales and marketing strategy include direct marketing, trade shows, event marketing, public relations, customer and strategic alliance partner co-marketing programs and a comprehensive website. We rely significantly on lead referral and other marketing support programs from strategic partners, particularly Microsoft.

Research and Development

Our research and development personnel are responsible for the design, development and release of our proprietary software products, the majority of whom focused on development of our TestQuest automated testing tools during 2010, which we expect will continue in 2011. Members of our research and development staff work closely with our sales and marketing departments, as well as with our customers and potential customers, to better understand market needs and requirements. We perform our research and development primarily utilizing engineering staff located in the United States but increasingly have been performing our research and development in locations outside the United States and expect that trend to continue in 2011.

Competition

The market for smart device software and services is extremely competitive. We face competition from the following:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;
- Engineering service firms, including off-shore development companies, such as Adeneo, Teleca and Wipro;
- ODMs, particularly those in Taiwan and China, which have added or are adding software development capabilities to their offerings;
- Contract manufacturers, which have added or are adding software development capabilities to their offerings; and
- Microsoft Embedded operating system distributors such as Arrow Electronics, Inc ("Arrow") and Avnet, Inc. ("Avnet").

The companies and products that compete with us in mobile and embedded test automation include DeviceAnywhere, Perfecto Mobile, mVerify, JAMO Solutions, SmartBear Software (AutomatedQA), TestPlant (eggPlant) and Keynote. In this market we also compete against potential customers' internally created tools and against manual testing. Some of our competitors focus on only one aspect of our business or offer complementary products which can be integrated with our products.

As we develop and bring to market new software products and service offerings, particularly offerings focused on specific industries and/or focused on devices utilizing non-Windows Embedded operating systems, we may begin competing with companies with which we have not previously competed. Further, as we expand the geographic markets into which we sell our embedded software solutions and related services, we may expect to increasingly compete with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced software and service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded operating system software and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the Windows-based smart device market, and as new products and technologies are introduced.

International Operations

During 2010, our international operations outside of North America consisted principally of operations in Taipei, Taiwan. We have a limited sales and/or support presence in China, India, Japan, Korea and the United Kingdom. We also have a partner in India that provides contract engineering services. Because our OEM Distribution Agreement with Microsoft restricts our sale of Microsoft General Embedded operating systems (e.g. Windows CE) to North America, including Mexico, the majority of our revenue continues to be generated from North America. In 2010, revenue generated from customers located outside of North America was 16% of total revenue, compared to 5% in 2009. The increase in non-North American revenue in 2010, as compared to the prior year, was attributable to the sale of Windows Mobile operating systems which accounted for $6.1 million of non-North American revenue in 2010, compared to none in the prior year. Additionally, service revenue in Asia increased 132% over 2009 largely as a result of improved economic conditions.

See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for more information regarding our international operations.

Personnel

The following highlights the total number of employees by area:

	December 31,	
	2010	2009
Engineering Services	128	130
Research and Product Development	21	23
Sales, Marketing and Administrative	66	67
Total	215	220

As of December 31, 2010, we were utilizing the services of 55 contractors, almost all of whom were involved with engineering services, compared to 55 at December 31, 2009. Of the total headcount of 279 at December 31, 2010, 214 were located in North America, 37 were located in Taiwan and 12 were located in India with the remainder located in China, Japan, Korea and the United Kingdom. As conditions necessitate, engineering service employees perform research and development activities and vice versa.

Intellectual Property and Other Proprietary Rights

Our intellectual property is critical to our success. In general, we attempt to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and through contractual arrangements. However, we cannot be certain that our efforts will be effective to prevent the misappropriation of our intellectual property, or to prevent the development and design by others of products or technologies similar to, or competitive with those developed by us.

Additionally, because a significant portion of our revenue relates to the sale of third-party software products, we also rely on our partners, particularly Microsoft, to appropriately protect their own intellectual property.

We currently have eight issued patents and two pending patents in the United States, and we have a number of registered trademarks in various jurisdictions. We will continue to pursue appropriate protections for our intellectual property.

See Item 1A, "Risk Factors," for more information regarding our intellectual property and other proprietary rights.

Available Information

We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You also may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information we file electronically with the SEC at *http://www.sec.gov*.

Our Internet website is located at www.bsquare.com. We make available, free of charge, through the investor relations section of our website, under "SEC Filings," all our filings, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC.

Directors and Executive Officers of the Registrant

The following table sets forth certain information with respect to our directors and executive officers as of January 31, 2011:

Name	Age	Position
Donald B. Bibeault	69	Director
Brian T. Crowley	50	President and Chief Executive Officer, Director
Elwood D. Howse, Jr	71	Director
Elliott H. Jurgensen, Jr	66	Chairman of the Board
Scot E. Land	56	Director.
William D. Savoy	46	Director
Kendra A. VanderMeulen	59	Director
Carey E. Butler	56	Vice President, Professional Engineering Services
Scott C. Mahan	46	Vice President, Finance; Chief Financial Officer; Secretary and Treasurer
Mark E. McMillan	48	Vice President, Worldwide Sales and Marketing
John F.K. Traynor	45	Vice President, Products

Item 1A. *Risk Factors.*

As discussed under Item 1 of Part I, "Business—Forward-Looking Statements", our actual results could differ materially from those expressed in our forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed below. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition, operating results, cash flows and the trading price of our common stock could be materially adversely affected.

Microsoft-Related Risk Factors

Due to the fact that we have historically provided software and services to customers building devices utilizing Microsoft's Windows General Embedded and Windows Mobile operating systems, as well as the fact that a significant portion of our revenue is derived from the sale of Microsoft General Embedded and Windows Mobile operating systems, Microsoft has a significant direct and indirect influence on our business. The following represent several Microsoft-related risk factors which may negatively impact our business and operating results.

If we do not maintain our OEM and Windows Mobile Distribution Agreements with Microsoft or if Microsoft de-emphasizes or divests itself from these areas of its business, our revenue would decrease and our business would be adversely affected.

We have an OEM Distribution Agreement for Software Products for Embedded Systems ("ODA") with Microsoft, which enables us to sell Microsoft Windows Embedded operating systems to our customers in the United States, Canada, the Caribbean (excluding Cuba) and Mexico. Software sales under this agreement constitute a significant portion of our revenue. Our existing ODA was effective as of July 1, 2010 and expires on June 30, 2011. We also entered into another distribution agreement (the "Winmo ODA") with Microsoft in November 2009 under which we are now licensed to sell Microsoft Windows Mobile operating systems to customers on a worldwide basis. The Winmo ODA is effective through October 31, 2011. We generated $10.2 million of revenue in 2010 through the Winmo ODA, and expect this revenue stream to continue in 2011. If either or both of these agreements are terminated by Microsoft (which Microsoft can do unilaterally), or not renewed, or if Microsoft decides to no longer invest in or to divest itself from these areas of its business, our software revenue and resulting gross profit would decrease significantly and our operating results would be negatively impacted. Future renewals, if any, could be on less favorable terms, which could also negatively impact our business and operating results.

Effective September 1, 2008, Microsoft changed its pricing structure under the ODA, which it can do at any time, whereby Microsoft generally increased the price of software licenses we pay to Microsoft. Microsoft could change its pricing structure again and, unless we are able to either pass through price increases to our customers, or sign our customers to 12-month purchasing commitments, which lowers the price we pay to Microsoft, our revenue, gross profit and operating results would be negatively impacted. Further, Microsoft currently offers a rebate program in conjunction with our ODA activities in which we earn money for achieving certain predefined objectives. If Microsoft were to eliminate or negatively modify the rebate program, our gross profit and operating results would be negatively impacted.

Microsoft has audited our records under the ODA in the past and will likely audit our records again in the future for both the ODA and the Winmo ODA, and any negative audit results could result in additional charges and/or the termination of the ODA and the Winmo ODA.

There are provisions in the ODA and Winmo ODA that require us to maintain certain internal records and processes for royalty auditing and other reasons. Non-compliance with these and other requirements could result in the termination of the ODA and Winmo ODA. On January 22, 2010, Microsoft concluded an audit of our records pertaining to the ODA, which covered the period from October 2006 to September 2009. There were no material findings. A similar audit conducted in 2007 similarly produced no material findings; however, an audit in 2003 and 2004, covering a period of five years, resulted in a payment to Microsoft of $310,000. It is possible that future audits could result in additional charges.

If we do not maintain our favorable relationship with Microsoft, we will have difficulty marketing and selling our software and services and may not receive developer releases of Windows Embedded operating systems and Windows Mobile targeted platforms. As a result, our revenue and operating results could suffer.

We maintain a strategic marketing relationship with Microsoft. If our relationship with Microsoft deteriorates for any reason, including an increased focus by us on customers building devices utilizing non-Microsoft Embedded operating systems, our efforts to market and sell our software and services to OEMs and others could be adversely affected and our business could be harmed. Microsoft has significant influence over the development plans and buying decisions of OEMs and others utilizing Windows Embedded operating systems and Windows Mobile targeted platforms for smart devices and these targeted platforms are a significant focus for us. Microsoft provides customer referrals to us. Moreover, Microsoft controls the marketing campaigns related to its operating systems. Microsoft's marketing activities, including trade shows, direct mail campaigns and print advertising, are important to the continued promotion and market acceptance of Windows Embedded operating systems and Windows Mobile targeted platforms and, consequently, to our sale of Windows-based software and services. We must maintain a favorable relationship with Microsoft to continue to participate in joint marketing activities with them, which includes participating in "partner pavilions" at trade shows, listing our services on Microsoft's website, and receiving customer referrals. In the event that we are unable to continue our joint marketing efforts with Microsoft, or fail to receive referrals from them, we would be required to devote significant additional resources and incur additional expenses to market our software products and services directly to potential customers. In addition, we depend on Microsoft for developer releases of new versions of, and upgrades to, Windows Embedded and Windows Mobile software in order to facilitate timely development and delivery of our own software and services. If we are unable to maintain our favorable relationship with Microsoft, our revenue could decline significantly, and/or our costs could increase significantly, thereby negatively impacting our operating results.

Unexpected delays or announcement of delays by Microsoft of Windows Embedded operating systems and Windows Mobile targeted platforms product releases could adversely affect our revenue and operating results.

Unexpected delays or announcement of delays in Microsoft's delivery schedule for new versions of its Windows Embedded operating systems and Windows Mobile targeted platforms could cause us to delay our product introductions or impede our ability to sell our products and services and/or to complete customer projects on a timely basis. Such delays, or announcements of delays by Microsoft, could also cause our customers to delay or cancel their project development activities or product introductions, which could negatively impact our revenue and operating results.

If Microsoft adds features to its Windows operating system or develops products that directly compete with products and services we provide, our revenue and operating results could be negatively impacted.

As the developer of Windows, Windows XP Embedded, Windows CE and Windows Mobile, Microsoft could add features to its operating systems which eliminate or reduce our customers' need for our software and services, or Microsoft could develop standalone products and services that compete with the products and services we provide to our customers. The ability of our customers, or potential customers, to obtain products and services directly from Microsoft that compete with our products and services could negatively impact our revenue and operating results. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers, and potential customers, might elect to accept more limited functionality in lieu of purchasing additional software from us or delay the purchase of our products and services while they perform a comparison of Microsoft's competing offerings. Moreover, the resulting competitive pressures could lead to price reductions for our offerings and reduce our revenue and gross profit accordingly and our operating results could be negatively impacted.

If the markets for Windows Embedded operating systems and Windows Mobile targeted platforms fail to develop further, develop more slowly than expected, or decline, our business and operating results may be materially harmed.

Because a significant portion of our revenue to date has been generated by software and services targeted at customers and devices utilizing the Windows Embedded and Windows Mobile operating systems, if the markets for these systems or platforms fail to develop further, or develop more slowly than expected, or decline, our business and operating results could be negatively impacted. Market acceptance of Windows Embedded and Windows Mobile will depend on many factors, including:

- Microsoft's development and support of the Windows Embedded and Windows Mobile markets. As the developer and primary promoter of Windows CE, Windows XP Embedded and Windows Mobile, if

Microsoft were to decide to discontinue or lessen its support of these operating systems and platforms, potential customers could select competing operating systems, which could reduce the demand for our Windows Embedded and Windows Mobile related software products and engineering services which is our primary focus today;

- The ability of the Microsoft Windows Embedded operating systems and Windows Mobile software to compete against existing and emerging operating systems for the smart device market, including: OSx from Apple, Inc., VxWorks and Linux from WindRiver Systems Inc.; Symbian; JavaOS from Sun Microsystems, Inc.; Android from Google Inc.; Blackberry from RIM; and other proprietary operating systems. In particular, in the market for handheld devices, Windows Mobile faces intense competition from the Symbian, RIM, Android and Apple operating systems. In the market for converged devices, Windows Embedded faces intense competition from the Linux operating system and more recently from Android. Windows Embedded operating systems and the Windows Mobile targeted platforms may be unsuccessful in capturing a significant share of these segments of the smart device market, or in maintaining its market share in these segments;
- The acceptance by OEMs and consumers of the mix of features and functions offered by Windows Embedded operating systems and Windows Mobile targeted platforms; and
- The willingness of software developers to continue to develop and expand the applications that run on Windows Embedded operating systems and Windows Mobile targeted platforms. To the extent that software developers write applications for competing operating systems that are more attractive to smart device users than those available on Windows Embedded and Windows Mobile operating systems, potential customers could select competing operating systems over Windows Embedded operating systems and Windows Mobile targeted platforms.

Ford-Related Risk Factors

If we do not obtain additional work from Ford in 2011, or increase our work for new or existing customers, our future revenue and gross profit would decrease and our operating results would be adversely affected.

Revenue from Ford comprised $12.9 million, or 13%, of our total revenue in 2010. We expect this project work to continue in 2011 under the Ford Telematics Competency Center ("FCC") but expect revenue from Ford to be lower in 2011 than in 2010 due to the lower level of personnel resources utilized in the FCC than were utilized in the original project. While we do currently expect to be actively involved in future projects with Ford in 2011 and beyond, if our role in fulfilling Ford's plans is scaled back or eliminated beyond 2011, or if we are unable to increase our work for new or existing customers to compensate for a decrease in Ford-related revenue, our revenue and resulting gross profit would suffer and negatively impact our operating results.

If we breach our Agreement with Ford, fail to comply with the requirements of the Agreement, or are required to perform warranty repairs on any of the Ford vehicles into which our work is incorporated, or if any of those vehicles are recalled due to defects in our work, our revenue, operating results and overall business could be negatively impacted.

Our Agreement with Ford provides customary representations and warranties to Ford and we accept liability for certain damages that are incurred by Ford as a result of our breach or failure to comply with the requirements of the Agreement. These damages may include consequential damages. The agreement also provides that we will indemnify Ford against certain third party claims. In addition, warranty repairs on our work for Ford could require us to devote additional hours that would not be billable. A significant warranty claim could require immediate remediation and consume a large amount of our billable resources until it is fixed, which could negatively impact our revenue, operating results and our business. In addition, if a defect were significant enough to require a vehicle recall, the costs of such a recall could be significant. We have increased our overall insurance amounts, but many claims, including, but not limited to, warranty and recall related issues, may not be covered by insurance.

General Business-Related Risk Factors

Our marketplace is extremely competitive, which may result in price reductions, lower gross profit margins and loss of market share.

The market for our software and services is extremely competitive. Increased competition may result in lower revenue, price reductions, lower gross profit and margin and loss of customers and market share, which could negatively impact our operating results. We face competition from:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our the software products and engineering services we sell;
- Engineering service firms, including off-shore development companies, such as Intrinsyc, Adeneo, Teleca and Wipro;
- ODMs, particularly those in Taiwan China, which have or are adding software development capabilities to their offerings;
- Contract manufacturers, which are adding software development capabilities to their offerings;
- Microsoft Embedded operating system distributors such as Arrow and Avnet; and
- Companies and products that compete with us in mobile and embedded test automation, including DeviceAnywhere, Perfecto Mobile, mVerify, JAMO Solutions, SmartBear Software (AutomatedQA), TestPlant (eggPlant), and Keynote. In this market we also compete against potential customers' internally created tools and against manual testing. Some of our competitors focus on only one aspect of our business or offer complementary products which can be integrated with our products.

As we develop and bring to market new product and service offerings, particularly offerings focused on specific industries and/or focused on devices utilizing non-Windows Embedded operating systems, we may begin competing with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us.. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced software and service revenue opportunities for us. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded operating system software and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the Windows-based smart device market, and as new products and technologies are introduced.

Our ability to maintain or grow our proprietary software revenue is contingent on our ability to bring to market competitive, unique offerings that keep pace with technological changes and needs. If we are not successful in doing so, our business would be negatively impacted.

Proprietary software product sales provide us with much higher gross profit margins than we typically receive from third-party software products and our engineering service offerings and provide other advantages as well. Increasing the number and amount of proprietary products we sell is an important part of our growth strategy. Our ability to maintain and increase the revenue contribution from proprietary software products is contingent on our ability to enhance the features and functionality of our current proprietary products as well as to devise, develop and introduce new products. There can be no assurance that we will be able to maintain or expand the number of proprietary products that we sell, and our failure to do so could negatively impact revenue and our operating results.

We may experience delays in our efforts to develop new products and services, and these delays could cause us to miss market opportunities which could negatively impact our revenue and operating results.

The market for our software and services evolves rapidly. As a result, the life cycles of our products and services are difficult to estimate. To be successful, we believe we must continue to enhance our current offerings and provide new software and service offerings with attractive features, prices and terms that appeal to our customers. We have experienced delays in new software and service offering introductions in the past and may do so again in the future. Our revenue and operating results may be negatively impacted if we delay releases of new products, product enhancements and/or new services offerings, or if we fail to accurately anticipate our customers' needs or technical trends and are unable to introduce new products and service offerings into the market successfully. In addition, our customers may defer or forego purchases of our products and/or services if we, Microsoft, our competitors or major hardware, systems or software vendors introduce or announce new products.

Our future success depends upon our customers' ability to successfully sell their products incorporating our technology, and to continue buying our services.

Even if a customer selects us to provide software and services, the customer may not ultimately market and sell its product successfully. A cancellation or change in plans by a customer, whether from lack of market acceptance of its products or otherwise, could cause us to lose revenue that we had anticipated and our revenue and operating results would suffer. Also, our revenue and operating results could suffer if a significant customer reduces or delays orders during our sales cycle or chooses not to release products that contain our technology.

If the market for smart devices grows more slowly than we expect, or declines, our revenue may not grow as anticipated, if at all, and our business would be harmed.

The market for smart devices is still in fluctuation and the potential size of this market and the timing of its development are not known. As a result, our profit potential is uncertain and our revenue may not develop as anticipated. We are dependent upon the broad acceptance and adoption by businesses and consumers of a wide variety of smart devices, which will depend on many factors, including:

- The development of content and applications for smart devices;
- The willingness of large numbers of businesses and consumers to use devices such as smart phones, PDAs and handheld industrial data collectors to perform functions historically carried out manually, or by traditional PCs, including inputting and sharing data, communicating among users and connecting to the Internet;
- The evolution of industry standards or the necessary infrastructure that facilitate the distribution of content over the Internet to these devices via wired and wireless telecommunications systems, satellite or cable; and
- The amount of discretionary funds companies and individuals have to spend for this kind of technology.

The success and profitability of our service offerings are contingent on our ability to differentiate these offerings adequately in the marketplace, which is, in turn, contingent on our ability to retain our engineering personnel and defend our billing rate structure against those of our competitors, including those using lower-cost offshore resources. If we are unable to do so successfully, our business could be harmed.

We are a leader in providing engineering services to smart device customers. Our market differentiation is created through several factors, including our experience with a variety of smart device platforms and applications. Our differentiation is contingent, in part, on our ability to attract and retain employees with this expertise, a significant portion of which are currently based in the United States. To the extent we are unable to retain critical engineering services talent and/or our competition is able to deliver the same services by using lower-cost offshore resources, our service revenue and operating results could be negatively impacted.

The success and profitability of our service engagements are contingent upon our ability to scope and bid engagements and deliver our services profitably. If we are unable to do so, our service revenue service gross profit margin and operating results could be negatively impacted.

Various factors may cause the total cost of service projects to exceed the original estimate provided to the customer or the contractual maximum in the case of fixed price contracts, including specification changes, customer deliverable delays, inadequate scoping and inefficient service delivery. If we are unable to adequately scope, bid and deliver on service engagements successfully, our service revenue, service gross margin and operating results could be negatively impacted. In addition, depending on the cause of an overrun for a given customer and project, we may also decide to provide pricing concessions to that customer which could negatively impact our service revenue, service gross profit and operating results.

We periodically enter into engineering service agreements in which we have agreed to perform our engineering service work for lower up-front fees, or for no fees, in exchange for future royalties or per unit fees. There is no guarantee that these arrangements will produce the strategic or economic returns as anticipated.

We have entered into contracts that involve reducing or eliminating up-front engineering service fees in return for a per-device/chip royalty or fee that is earned as our customers ship their devices or chips, and we may enter into more such agreements in the future. Because we are delaying revenue past the point where our services are performed, there is a risk that our customers may cancel their projects or that their devices or chips may not be successful in the market, which could negatively impact our revenue and operating results.

Cooperation and support from silicon vendors is critical for the success of our products and related services that are developed for their particular silicon architecture. Such cooperation cannot be assured.

We have developed, and continue to develop software and service offerings based on certain silicon architectures (e.g. the TI OMAP architecture). Due to the nature of the industry we serve and the products we develop, it is necessary for us to make certain assumptions regarding which silicon vendors will be successful in the various markets we serve and upon which we are making investments. It is therefore important that there is ongoing support from the SVs in the marketplace for these silicon architectures. For example, during the development of a reference design board, Intel made a strategic decision to sell its PXA Xscale division to Marvell which negatively impacted the sale of our Xscale-based reference designs. There can be no assurance that Marvell, TI, or any of the other SVs will continue to pursue and support the markets that we have been targeting. If the SVs do not support our efforts going forward, our revenue and operating results could be negatively impacted.

The long sales cycle of our products and services makes our revenue susceptible to fluctuations.

Our sales cycle is typically three to nine months because the expense and complexity of the software and service offerings we sell generally require a lengthy customer approval process and may be subject to a number of significant risks over which we have little or no control, including:

- Customers' budgetary constraints and internal acceptance review procedures;
- The approval cycles for our customers may be longer due to current economic uncertainties;
- The timing of budget cycles; and
- The timing of customers' competitive evaluation processes.

In addition, to successfully sell our software and engineering service offerings, we must frequently educate our potential customers about the full benefits of our software and services, which can require significant time. If our sales cycle further lengthens unexpectedly, it could adversely affect the timing of our revenue, which could cause our quarterly results to fluctuate.

Erosion of the financial condition of our customers could adversely affect our business.

Our business could be adversely affected if the financial condition of our customers erodes because such erosion could reduce demand from those customers for our software and engineering services. This could also cause them to terminate their relationships with us, and/or could increase the risk that such customers default on their payment obligations to us. Additionally, while we believe that our allowance for doubtful accounts is adequate, current economic trends may cause more companies to default or cease operations, in which case our allowances may not cover actual losses, which could adversely affect our operating results.

We may be subject to product liability claims that could result in significant costs.

Our software license and service agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims with the notable exception of our project with Ford. It is possible, however, that these provisions may be ineffective under the laws of certain jurisdictions or that our customers may not agree to these limitations. Although we have not experienced any product liability claims to date, the sale and support of our products and services may be subject to such claims in the future. There is a risk that any such claims or liabilities may exceed, or fall outside, the scope of our insurance coverage, and we may be unable to retain adequate liability insurance in the future. A product liability claim brought against us, whether successful or not, could negatively impact our business and operating results.

Continued negative cash flows from our TestQuest products may negatively affect the carrying value of the intangible assets we acquired from TestQuest.

In the fourth quarter of 2008, we purchased certain assets of TestQuest including acquired technology and other intangible assets with a total gross carrying value of $1.9 million. As of December 31, 2010, these assets had a net carrying value of $1.0 million, net of accumulated amortization. Although we generated approximately $582,000 of cash from these assets during the fourth quarter of 2010, and we expect to continue to generate cash from these assets in the future, it is possible that we may be required to reassess the carrying value of these assets in the future, which may lead to a determination that these assets are not recoverable through future cash flows, which may result in an impairment charge that would negatively impact our operating results.

Past acquisitions have proven difficult to integrate, and recent or future acquisitions, if any, could disrupt our business, dilute shareholder value and negatively affect our operating results.

We have acquired the technologies, assets and/or operations of other companies in the past and may acquire or make investments in companies, products, services and technologies in the future as part of our growth strategy. If we fail to properly evaluate, integrate and execute on our acquisitions and investments, our business and prospects may be seriously harmed. To successfully complete an acquisition, we must properly evaluate the technology, market and management team, accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses, integrate and retain personnel, combine potentially different corporate cultures and effectively integrate products and research and development, sales, marketing and support operations. If we fail to do any of these, we may suffer losses and impair relationships with our employees, customers and strategic partners. Additionally, management may be distracted from day-to-day operations. We also may be unable to maintain uniform standards, controls, procedures and policies, which are especially critical in light of Sarbanes-Oxley and other corporate governance requirements, and significant demands may be placed on our management and our operations, information services and financial, legal and marketing resources. Finally, acquired businesses sometimes result in unexpected liabilities and contingencies, which may involve compliance with foreign laws, payment of taxes, labor negotiations or other unknown costs and expenses, which could be significant.

We may not be able to raise additional capital if required to support our business.

If we need to raise additional operating capital, we may find that our access to equity and debt capital markets is limited or blocked entirely. Until recently, our stock has historically traded at low volumes and overall investor confidence in the stock market could falter. This could make it difficult or impossible to sell additional shares on the public markets. In addition, it may be difficult and costly to obtain debt financing and we may be unable to borrow additional funds at acceptable cost, or at all, should the need arise. If we are unable to raise capital as necessary, it may adversely affect our ability to invest in products or fund operations, which would materially harm our business and negatively affect operating results.

We are dependent on our insurance carriers to cover certain risks and a failure of one or more of our carriers, or a tightening of the market that increases our costs or decreases our ability to obtain necessary coverage, could negatively impact our business.

We have added significant additional insurance to cover the additional exposure presented by our work for Ford and other customers. As with the overall financial market, the insurance market is currently volatile. While all of our insurance carriers appeared to be viable as of the date of this Report, if this changes, we are unable to maintain current coverage through viable insurance carriers at reasonable rates, or we are unable to obtain additional coverage that we deem necessary for our business, we may be unable to meet our financial obligations if claims that would otherwise have been covered by this insurance are made which could negatively impact our financial condition and operating results.

Taxing jurisdictions in the United States are becoming more aggressive with tax legislation and tax collection, particularly states facing significant budget deficits, which could expose us to additional tax liability that we have not been subject to in the past.

We make sales in many jurisdictions across the United States, most of which we do not have nexus in and, therefore, are not subject to sales, franchise, income and other state and local taxes. Particularly in light of state revenue deficits, taxing jurisdiction have become more aggressive in defining nexus, among other things, which could result in us achieving nexus, or potentially achieving nexus in significantly more tax jurisdictions. If this occurs and unless we are able to pass through this cost to our customers, our tax expense will increase which will negatively affect our results of operations. Further, because state and local tax laws are becoming increasingly complex, our cost to monitor our state and local tax compliance will increase which will negatively affect our results of operations. Additionally, there can be no assurance that we do not currently have unknown tax exposure in a state or local tax jurisdiction because of recent tax law changes which we are unaware of and the resulting liability could be significant and would negatively affect our results of operations.

There may be restrictions on the use of our net operating loss and tax credit carryforwards due to a tax law "ownership change".

Section 382 of the U.S. Internal Revenue Code restricts the ability of a corporation that undergoes an ownership change to use net operating loss and tax credit carryforwards. At December 31, 2010, we had $59.2 million in net operating loss carryforwards and $2.4 million of tax credit carryforwards. Under the applicable tax rules, an ownership change occurs if greater than five percent shareholders of an issuer's outstanding common stock collectively increase their ownership percentage by more than 50 percentage points over a rolling three-year period. We have performed analyses of possible ownership changes which included consideration of a third-party study, and do not believe that an ownership change (as defined by this Section) has occurred. However, if a tax law ownership change has occurred of which we are not aware, or if a tax law ownership change occurs in the future, we may have to adjust the valuation of our deferred tax assets, and could be at risk of having to pay income taxes notwithstanding the existence of our sizable carryforwards. Further, to the extent that we have utilized our carryforwards from prior years, the existence of a previous tax law ownership change that we did not account for could result in liability for back taxes, interest, and penalties.

Our services work provides a disproportionate amount of our gross profit in relation to our overall revenue and a loss of any significant services customer or revenue could disproportionately impact our profitability.

Certain customers who purchase custom engineering services may contribute significantly to our gross profit, while not rising to the level of a significant or material customer based on overall revenue. If the amount of work for these customers decreases or we cease to do work for these customers and we are not able to replace these customers or revenue with similarly profitable engagements, our gross profit and overall results from operations may be negatively impacted.

Intellectual Property-Related Risk Factors

Our software and service offerings could infringe the intellectual property rights of third parties, which could expose us to additional costs and litigation and could adversely affect our ability to sell our products and services or cause shipment delays or stoppages.

It is difficult to determine whether our software and engineering services infringe third-party intellectual property rights, particularly in a rapidly evolving technological environment in which technologies often overlap and where there may be numerous patent applications pending, many of which are confidential when filed. If we were to discover that one of our software or service offerings, or a product based on one of our reference designs, violated a third-party's proprietary rights, we may not be able to obtain a license on commercially reasonable terms, or at all, to continue offering that product or service. Similarly, third parties may claim that our current or future software products and services infringe their proprietary rights, regardless of whether such claims have merit. Any such claims could increase our costs and negatively impact our business and operating results. In certain cases, we have been unable to obtain indemnification against claims that third-party technology incorporated into our software products and services infringe the proprietary rights of others. However, any indemnification we do obtain may be limited in scope or amount. Even if we receive broad third-party indemnification, these entities may not have the financial capability to indemnify us in the event of infringement. In addition, in some circumstances we are required to indemnify our customers for claims made against them that are based on our software products or services. There can be no assurance that infringement or invalidity claims related to the software products and services we provide, or arising from the incorporation by us of third-party technology, and claims for indemnification from our customers resulting from such claims, will not be asserted or prosecuted against us. Some of our competitors have, or are affiliated, with companies with substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, we expect that software developers will be increasingly subject to infringement claims as the number of products and competitors in the software industry grows, and as the functionality of products in different industry segments increasingly overlap. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays. Furthermore, if we were unsuccessful in resolving a patent or other intellectual property infringement action claim against us, we may be prohibited from developing or commercializing certain of our technologies and products, or delivering services based on the infringing technology, unless we obtain a license from the holder of the patent or other intellectual property rights. There can be no assurance that we would be able to obtain any such license on commercially favorable terms, or at all. If such license is not obtained, we would be required to cease these related business operations, which could negatively impact our business, revenue and operating results.

If we fail to adequately protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position, reduce our revenue and increase our costs.

If we fail to adequately protect our intellectual property, our competitive position could be weakened and our revenue and operating results adversely affected. We rely primarily on confidentiality procedures and contractual provisions as well as a combination of patent, copyright, trade secret and trademark laws, to protect our intellectual property. These laws and procedures provide only limited protection. It is possible that another party could obtain patents that block our use of some, or all, of our software and services. If that occurred, we would need to obtain a license from the patent holder or design around those patents. The patent holder may or may not choose to make a license available to us at all, or on acceptable terms. Similarly, it may not be possible to design around a blocking patent. In general, there can be no assurance that our efforts to protect our intellectual property rights through patent, copyright, trade secret and trademark laws will be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by us.

We frequently license the source code of our software products and the source code results of our services to customers. There can be no assurance that customers with access to our source code will comply with the license terms or that we will discover any violations of the license terms or, in the event of discovery of violations, that we will be able to successfully enforce the license terms and/or recover the economic value lost from such violations. To license some of our software products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software, our software products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. A significant portion of our marks include the word "BSQUARE" or the preface "b." Other companies use forms of "BSQUARE" or the preface "b" in their marks alone, or in combination with other words, and we cannot prevent all such third-party uses. We license certain trademark rights to third parties. Such licensees may not abide by our compliance and quality control guidelines with respect to such trademark rights. Any of these outcomes could negatively impact our brand, dilute its recognition in the marketplace, or confuse potential customers, all of which could harm our business.

The computer software market is characterized by frequent and substantial intellectual property litigation, which is often complex and expensive, and involves a significant diversion of resources and uncertainty of outcome. Litigation may be necessary in the future to enforce our intellectual property or to defend against a claim of infringement or invalidity. Litigation could result in substantial costs and the diversion of resources and could negatively impact our business and operating results.

Our software or hardware products or the third-party hardware or software integrated with our products or delivered as part of our service offerings may suffer from defects or errors that could impair our ability to sell our products and services.

Software and hardware components as complex as those needed for smart devices frequently contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of certain versions of our products until problems were corrected and, in some cases, have provided product enhancements to correct errors in released products. Some of our contracts require us to repair or replace products that fail to work. To the extent that we repair or replace products our expenses may increase. In addition, it is possible that by the time defects are fixed, the market opportunity may decline which may result in lost revenue. Moreover, to the extent that we provide increasingly comprehensive products and services, particularly those focused on hardware, and rely on third-party manufacturers and suppliers to manufacture these products, we will be dependent on the ability of third-party manufacturers to correct, identify and prevent manufacturing errors. Errors that are discovered after commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation and increased service and warranty costs, all of which could negatively impact our business and operating results.

If we are unable to license key software from third parties, our business could be harmed.

We sometimes integrate third-party software with our proprietary software and engineering service offerings or sell such third-party software offerings on a standalone basis (e.g. Embedded operating systems under our ODA with Microsoft). If our relationships with these third-party software vendors were to deteriorate, or be eliminated in their entirety, we might be unable to obtain licenses on commercially reasonable terms, if at all. In the event that we are unable to obtain these third-party software offerings, we would be required to develop this technology internally, assuming it was economically or technically feasible, or seek similar software offerings from other third parties assuming there were competing offerings in the marketplace, which could delay or limit our ability to introduce enhancements or new products, or to continue to sell existing products and engineering services, thereby negatively impacting our revenue and operating results.

Governance and Contract-Related Risk Factors

It might be difficult for a third-party to acquire us even if doing so would be beneficial to our shareholders.

Certain provisions of our articles of incorporation, bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. Our Board of Directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily with terms calculated to delay or prevent a change in control of our company or make removal of our management more difficult. In addition, our Board of Directors is divided into three classes. The directors in each class serve for three-year terms, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of our directors. In addition, Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with a defined "acquiring person" for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's Board of Directors prior to the time of acquisition. This provision may have the effect of delaying, deterring or preventing a change in control of our company. The existence of these anti-takeover provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Non-compliance with our lease agreement could have a material adverse impact on our financial position.

Under the terms of our corporate headquarters lease signed in February 2004, if we default under the lease, the landlord has the ability to demand cash payments forgiven in 2004. The amount of the forgiven payments for which the landlord has the ability to demand repayment was $900,000 at December 31, 2010, and decreases on a straight-line basis over the length of our ten-year headquarters lease. Any breach of or non-compliance with this lease agreement could negatively impact our business, financial condition and operating results.

International Operations-Related Risk Factors

Our international operations, particularly our planned international expansion, expose us to greater intellectual property, management, collections, regulatory and other risks.

Customers outside of North America generated 16% of our total revenue in 2010 and 5% in 2009. We currently have operations outside of North America in Taiwan and also have a limited sales and/or support presence in China, India, Japan, South Korea and the United Kingdom; however, we are in the process of expanding our operations in these countries while also expanding in additional geographies. Our international activities and operations, and our current expansion plans expose us to a number of risks, including the following:

- Greater difficulty in protecting intellectual property due to less stringent foreign intellectual property laws and enforcement policies;
- Longer collection cycles than we typically experience in North America;
- Unfavorable changes in regulatory practices and tariffs;
- Compliance with complex regulatory regimes or restrictions on import and export of our goods and services;

- Complex and/or adverse tax laws and/or changes thereto. Additionally, we may be subject to income, withholding and other taxes for which we may realize no current benefit despite the existence of significant net operating losses and tax credits in the U.S.;
- Loss or reduction of withholding tax exemptions;
- The impact of fluctuating exchange rates between the U.S. dollar and foreign currencies;
- General economic and political conditions in international markets which may differ from those in the U.S.;
- Increased exposure to potential liability under the Foreign Corrupt Practices Act;
- Added cost and administrative burden associated with creating and operating business structures in other jurisdictions;
- Potential labor costs and risks associated with employees and labor laws in other geographies; and
- The inherent risks of working in a certain highly regulated and/or controlled economies where relationships between company management and government officials is critical to timely processing of approvals required to conduct business.

These risks could have a material adverse effect on the financial and managerial resources required to operate our foreign offices, as well as on our future international revenue, which could negatively impact our business and operating results.

As we increase the amount of software development conducted in non-U.S. locations, potential delays and quality issues may impact our ability to timely deliver our software and services, potentially impacting our revenue and profitability.

We conduct development activities in non-U.S. locations, primarily India (through a partnership with a local company) and Taiwan, to take advantage of the high-quality, low-cost software development resources found in those countries. Additionally, we have plans to significantly increase development activity in our Taiwan operation and to initiate software development in a major software development center in China. To date, we have limited experience in managing large scale software development outside the United States. Expanding our international software development inherently increases the complexity of managing these programs and may result in delays in introducing new products to market, or delays in completing service projects for our customers, which in turn may adversely impact the revenue we recognize from related software products and services and could also adversely impact the profitability of service engagements employing offshore resources, thereby negatively affecting our operating results.

As our customers seek more cost-effective locations to develop and manufacture their smart devices, particularly overseas locations, our ability to continue to sell these customers our software products and services could be limited, which could negatively impact our revenue and operating results.

Due to competitive and other pressures, some of our customers have and others may seek to move the development and manufacturing of their smart devices to overseas locations, which may limit our ability to sell these customers our software and services. As an example, under our ODA with Microsoft, we are currently only able to sell Microsoft Embedded operating systems primarily in North America. If our customers, or potential customers, move their manufacturing overseas we may be restricted from reselling these customers Microsoft Embedded operating systems, or our other products and services, which could negatively impact our revenue and operating results.

Item 1B. ***Unresolved Staff Comments.***

Not Applicable

Item 2. ***Properties.***

Our corporate headquarters are located in 43,400 square feet of leased space in a single location in Bellevue, Washington. The underlying lease expires in 2014.

In North America, we also lease office space in San Diego, California; Longmont, Colorado; Boston, Massachusetts; Chanhassen, Minnesota; Akron, Ohio; Dallas, and Texas. We lease office space overseas in Beijing, China, Seoul, Korea, Tokyo, Japan, and Taipei, Taiwan. Our facilities have sufficient capacity to support our current operational needs as well as short-term growth plans.

Item 3. ***Legal Proceedings.***

Legal Proceedings

IPO Litigation

In Summer and early Fall 2001, four shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our current and former officers and directors (the "Individual Defendants"), and the underwriters of our initial public offering (the "Underwriter Defendants"). The complaints were consolidated into a single action and a Consolidated Amended Complaint, which was filed on April 19, 2002. The operative complaint alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The suit purported to be a class action filed on behalf of purchasers of our common stock during the period from October 19, 1999 to December 6, 2000. The plaintiffs alleged that the Underwriter Defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. The plaintiffs alleged that the prospectus for our initial public offering was false and misleading in violation of the securities laws because we did not disclose these arrangements. The action sought damages in an unspecified amount. On December 5, 2006, the Second Circuit Court of Appeals vacated a decision by the district court granting class certification in six of the coordinated cases, which are intended to serve as test, or "focus" cases. The plaintiffs selected these six cases, which do not include us. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

The parties in the approximately 300 coordinated cases, including the parties in our case, reached a settlement in early 2009. As part of the settlement, the insurers for the issuer defendants will make the entire settlement payment on behalf of the issuers, including us. On October 5, 2009, the district court granted final approval of the settlement. Three objectors filed a petition to the Second Circuit seeking permission to appeal the district court's final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the district court's order certifying classes in the focus cases. Objectors to the settlement are proceeding with two appeals to the United States Court of Appeals for the Second Circuit. Plaintiffs have moved to dismiss both appeals. Following the district court's final approval of the settlement, we determined that it is unlikely that we will be liable for any damages that will not be paid for by our insurance carriers, even if any appeals are successful. As a result, it was determined that an accrued legal fees liability of $534,000 was no longer probable. Consequently, this liability was reversed, which resulted in a reduction of selling, general and administrative expense during 2009. However, due to the inherent uncertainties of litigation, subsequent events could affect the assessment of this liability and this disclosure.

Item 4. ***(Removed and Reserved)***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "BSQR." The following table sets forth the high and low closing prices for our common stock for the periods indicated, as reported by the NASDAQ Global Market.

	High	Low
Year Ended December 31, 2010:		
First Quarter	$2.87	$2.26
Second Quarter	$2.90	$2.18
Third Quarter	$3.47	$2.11
Fourth Quarter	$9.03	$3.33
Year Ended December 31, 2009:		
First Quarter	$2.78	$1.02
Second Quarter	$2.97	$1.65
Third Quarter	$2.80	$2.14
Fourth Quarter	$2.57	$2.17

Holders

As of February 28, 2011, there were 144 holders of record of our common stock. Because many shares of our common stock are held by brokers and other institutions on behalf of shareholders, we are unable to determine the total number of shareholders represented by these holders of record.

Dividends

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund future development and growth and, therefore, do not anticipate paying any consistent cash dividends in the foreseeable future. Our Board of Directors has, however, periodically considered implementing a share repurchase program and/or a special one-time cash dividend.

Item 6. ***Selected Financial Data.***

Not Applicable

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements and related notes. Some statements and information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements, and of important factors that could cause results to differ materially from the forward-looking statements contained in this report, see Item 1 of Part I, "Business—Forward-Looking Statements" and Item 1A of Part I, "Risk Factors."

Overview

We provide software solutions to companies that develop smart, connected devices and to companies that assist others in developing smart, connected devices. A smart, connected device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. We primarily focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™. However, as a result of several acquisitions, coupled with our strategic intent to broaden our market focus, we also provide software solutions to customers developing devices utilizing other operating systems such as Android and Linux.

We have been providing software solutions to the smart device marketplace since our inception. Our customers include world class OEMs, ODMs, and enterprises, as well as SVs and peripheral vendors which purchase our software solutions for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software solutions we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Critical Accounting Judgments

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the allowance for doubtful accounts, percentage of completion on fixed price service contracts, fair values of financial instruments, deferred tax asset reserve, intangible assets, useful lives of intangible assets and property and equipment, fair values of stock-based awards, and income taxes, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and time records are generally used to verify delivery. We assess whether the selling price is fixed or determinable based on the contract and/or customer purchase order and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Periodically, we will begin work on engineering service engagements prior to having a signed contract and, in some cases, the contract is signed in a quarter after which service delivery costs are incurred. We do not defer costs associated with these uncontracted engagements.

We recognize software revenue upon shipment provided that no significant obligations remain on our part, substantive acceptance conditions, if any, have been met and the other revenue recognition criteria have been met. Service revenue from time and materials contracts, and training service agreements, is recognized as services are performed. Certain fixed-price service agreements, and time and materials service agreements with capped fee structures, are accounted for using the percentage-of-completion method. We use the percentage-of-completion method of accounting because it is the most accurate method to recognize revenue based on the nature and scope of our fixed-price professional engineering service contracts; it is a better measure of periodic income results than other methods and it better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. The estimation of total hours and progress to completion on these arrangements determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred for the remainder of the project. Revisions to hour and cost estimates are incorporated in the period in which the facts that give rise to the revision become known.

We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support and/or maintenance ("PCS"). As a result, contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements. PCS may include rights to upgrades, when and if available, telephone support, updates, and enhancements. When vendor specific objective evidence ("VSOE") of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing the fair values of various elements of an agreement can impact the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract. When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, revenue is first allocated to the fair value of the undelivered elements and then allocated to the residual delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled. As a result, contract interpretations and assessments of fair value are sometimes required to determine the appropriate accounting.

When engineering services and royalties are contained in a single arrangement, we recognize revenue from engineering services as earned in accordance with the criteria above even though the effective rate per hour may be lower than typical because the customer is contractually obligated to pay royalties on their device shipments. We recognize royalty revenue, classified as software revenue, when the royalty report from the customer is received or when such royalties are contractually guaranteed and the revenue recognition criteria are met, particularly that collectability is reasonably assured.

There are two items involving revenue recognition that require us to make our most difficult and subjective judgments: the determination of VSOE of fair value in multiple element arrangements and the estimation of percentage of completion on fixed-price service contracts. Historically, we have entered into very few multiple-element arrangements other than those involving the sale of PCS related to the sale of our TestQuest automated testing tools. Total TestQuest PCS revenue, generally deferred at sale and recognized over the life of the PCS agreement, was $1.0 million in 2010 and $472,000 in 2009. We establish VSOE of fair value for TestQuest PCS using the bell-curve approach, based on the price when PCS is sold separately. VSOE of TestQuest PCS has been well established in the past as these products have been sold on a stand-alone basis for a number of years even prior to our acquisition of TestQuest assets in November 2008. If VSOE has not been established for a product, and there is no third-party evidence of selling price, we estimate the proportion of the selling price attributed to each delivered element. Accordingly, the judgments involved in assessing the fair values of various elements of an agreement can impact the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract.

The majority of engineering service contracts we have entered into, and consequently, the majority of service revenue we recognize, is associated with time and materials contracts. However, in the second quarter of 2009, we modified our contract with Ford Motor Company ("Ford") from time and materials to fixed-price, which significantly increased the amount of revenue recognized from fixed-price contracts as a percentage of service revenue and as a percentage of total revenue. This contract, as described further elsewhere in this filing, related to engineering services and other software we provided Ford relative to their development of their new in-dash infotainment system—MyFord Touch. Upon completion of the primary MyFord Touch development contract in August 2010, we modified our business arrangement with Ford to time and materials under which we continued to provide Ford with engineering services for the remainder of 2010 and expect to for 2011 as well. Service revenue resulting from fixed-price contracts was 44% ($11.4 million) of service revenue in 2010, 37% ($9.3 million) in 2009 and 15% ($3.7 million) in 2008. Ford accounted for $7.6 million of fixed-price service revenue in 2010, and $6.6 million in 2009.

As noted above, we primarily measure our estimate of completion on fixed-price contracts, which in turn determines the amount of revenue we recognize, based on actual hours incurred to date and our estimate of remaining hours necessary to complete the contract. The process of estimating the remaining hours on a contract involves detailed estimates of remaining hours by the engineers and project managers involved with the project, factoring in such variables as the remaining tasks, the complexity of the tasks, the contracted quality of the software to be provided, the customer's estimated delivery date, integration of third-party software and quality thereof and other factors. Every fixed-price contract requires various approvals within our Company including our Chief Executive Officer. This approval process takes into consideration a number of factors including the complexity of engineering. We do not enter into fixed bid contracts where we do not have a history of performing any material portion of the contracted engineering tasks successfully. Historically our estimation processes related to fixed-price contracts have been accurate based on the information known at the time of the reporting of our results. However, percentage-of-completion estimates require significant judgment. As of December 31, 2010, we were delivering engineering services under nine fixed-price service contracts. The percentage of completion calculations on these contracts represents management's best estimates based on the facts and circumstances as of the filing of this report. If there are changes to the underlying facts and circumstances, revisions to the percentage-of-completion calculations will be recorded in subsequent reporting periods. If we were 20% under in our estimates of completion on every fixed-bid contract, our revenue would be over-stated by $490,000 during the twelve months ended December 31, 2010.

Allowance for Doubtful Accounts

We record accounts receivable at the invoiced amount net of an estimated allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review the accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.

Stock-Based Compensation

Our stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

Incentive Compensation

We make certain estimates, judgments and assumptions regarding the likelihood of our attainment, and the level thereof, of bonuses payable under our annual incentive compensation programs. We accrue bonuses and recognize the resulting expense when the bonus is judged to be reasonably likely to be earned as of year-end and is estimable. The amount accrued, and expense recognized, is the estimated portion of the bonus earned on a year-to-date basis less any amounts previously accrued. These estimates, judgments and assumptions are made quarterly based on available information and take into consideration our year-to-date actual results and expected results for the remainder of the year. Because our attainment estimate factors estimated future results, significant judgment is required. If actual results differ materially from our estimates, the amount of bonus expense recorded in a particular quarter could be significantly over or under estimated.

Taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the countries and other jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from the differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Net operating losses and tax credits, to the extent not already utilized to offset taxable income, also give rise to deferred tax assets. We must then assess the likelihood that any deferred tax assets will be realized from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets.

Beginning in 2002 and through the third quarter of 2010, we maintained a full valuation allowance against our deferred tax assets. During the years ended December 31, 2010 and, 2009 we utilized $5.1 million, and $0, respectively, of historical net operating losses to offset taxable income in each of those years. At December 31, 2010, we had $61.7 million of net operating loss carryforward which will begin to expire in 2022, $54.9 million of which will expire in 2022 and 2023.

In the fourth quarter of 2010, we determined that it was more likely than not that we would generate sufficient future taxable income to utilize a portion of our deferred tax assets and, as a result, recorded a $2.6 million reduction in our deferred tax asset valuation allowance and corresponding income tax benefit. In determining the amount of our deferred tax assets that we would realize as of December 31, 2010, we determined the largest amount of our deferred tax assets which had a greater than 50% likelihood of being realized. The factors we considered in reducing our deferred tax asset allowance included, but were not limited to: i) over the last three years we have generated cumulative pre-tax income of $3.1 million; ii), our analysis of "normalized" historical book pre-tax income which excluded those items not expected to occur in the future (e.g. realized losses on auction rate securities) indicated cumulative profitability over the same period; iii) we completed the main fixed-price Ford contract in August 2010 thereby eliminating the overrun risk which had previously significantly negatively affected our results; and iv) our assessment of existing customer contracts and agreements and the expected revenue and gross profit that could be reasonably expected therefrom.

Because we do business in foreign tax jurisdictions, our sales may be subject to other taxes, particularly withholding taxes. The tax regulations governing withholding taxes are complex, causing us to have to make assumptions about the appropriate tax treatment. Further, we make sales in many jurisdictions across the United States, where tax regulations are increasingly becoming more aggressive and complex. We must therefore continue to analyze our state tax exposure and determine what the appropriate tax treatments are, and make estimates for sales, franchise, income and other state taxes.

Results of Operations

The following table presents certain financial data as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year Ended December 31,	
	2010	2009
Revenue:		
Software	71%	57%
Service	29	43
Total revenue	100	100
Cost of revenue:		
Software	57	43
Service	22	36
Total cost of revenue	79	79
Gross profit	21	21
Operating expenses:		
Selling, general and administrative	13	18
Research and development	4	7
Total operating expenses	17	25
Income (loss) from operations	4	(4)
Interest and other income (expense), net	0	0
Income (loss) before income taxes	4	(4)
Income tax benefit	2	0
Net income	6%	(4)%

Comparison of the Years Ended December 31, 2010 and 2009

Revenue

Our revenue is generated from the sale of software, both our own proprietary software and software of third parties that we resell, and the sale of engineering services. Total revenue increased $32.4 million, or 50%, to $96.8 million in 2010, from $64.4 million in 2009 primarily due to an increase in third-party software sales.

Revenue from customers located outside of North America includes revenue attributable to our foreign operations, as well as software and services delivered to foreign customers from our operations located in North America. During 2010, our international operations outside of North America consisted principally of operations in Taiwan. We also have established relatively minor sales and/or support presences in China, India, Japan, Korea, and the United Kingdom. Revenue from customers located outside of North America increased $12.5 million to $15.9 million in 2010, or 16% of total revenue, from $3.4 million, or 5% of total revenue, in 2009. This international growth was primarily attributable to higher software sales including $4.9 million in sales of

Microsoft Windows Mobile operating systems in the Asia Pacific ("APAC") region in 2010 compared to none in the prior year, given that we entered into the distribution agreement initially in November 2009. To a lesser extent, international growth in 2010 was attributable to an increase in engineering service revenue in Asia and Europe.

Software revenue

Software revenue consists of sales of third-party software and revenue from our own proprietary software products, which include software license sales, royalties from our software products, sales of our software development kits, support and maintenance revenue, as well as royalties from certain engineering service contracts. Software revenue for 2010 and 2009 was as follows (dollars in thousands):

	Year Ended December 31,	
	2010	**2009**
Software revenue:		
Third-party software	$63,886	$32,374
Proprietary software	5,173	4,156
Total software revenue	$69,059	$36,530
Software revenue as a percentage of total revenue	71%	57%
Third-party software revenue as a percentage of total software revenue	93%	89%

The vast majority of our third-party software revenue is comprised of sales of Microsoft General Embedded operating systems ("General Embedded OS") in North America and sales of Microsoft Windows Mobile operating systems ("Windows Mobile OS") on a worldwide basis. Third-party software sales increased $31.5 million, or 97%, in 2010 as compared to the prior year. Primarily this increase is due to 55% higher sales volumes from our top ten General Embedded OS customers, as well as an approximate 29% increase in average sales volumes from our smaller General Embedded OS customers to pre-2009 levels. We attribute much of this sales volume increase to the improved economic conditions in the United States, as well as a change made by Microsoft which now directs sales of certain Microsoft products through their embedded channel rather than other Microsoft channels. Sales of General Embedded OS increased $20.8 million, or 70%, to $50.5 million in 2010, from $29.7 million in 2009. Sales of Windows Mobile OS were $10.2 million for 2010, compared to none in 2009.

Proprietary software revenue increased $1.0 million, or 24%, in 2010 as compared to 2009 due primarily to growth in TestQuest product revenue driven by two significant licensing sales closed in the fourth quarter related to China Mobile Communications Corporation ("CMCC"). These sales benefited the fourth quarter by $723,000 and were related to CMCC's initiative to monitor their network services by deploying handsets into 31 provinces across China, using our TestQuest Countdown product to test the deployed handsets. While additional opportunities exist for selling TestQuest products to other mobile operators as a network monitoring solution, the timing of such sales are difficult to predict, and will likely happen infrequently, if at all. Further, it should be noted that these TestQuest sales in the fourth quarter of 2010 are separate from our previously announced Handset Certification Platform, in which mobile operators utilize our TestQuest Countdown product to test pre-production handsets. Total Test Quest licensing revenue increased $322,000 in 2010, compared to the prior year, while total TestQuest revenue, including TestQuest PCS revenue, increased by $866,000 in 2010 compared to the prior year. Texas Instruments OMAP-related and Qualcomm Snapdragon-related revenue also contributed to the growth.

Service revenue

Service revenue for 2010 and 2009 was as follows (dollars in thousands):

	Year Ended December 31,	
	2010	2009
Service revenue	$27,715	$27,849
Service revenue as a percentage of total revenue	29%	43%

Service revenue decreased nominally by $134,000, or 0%, in 2010 as compared to 2009. North American service revenue declined $1.8 million to $25.0 million in 2010, from $26.8 million in 2009, primarily due to a $2.0 million decrease in service revenue related to Ford, offset by revenue increases related to other customers.

Ford continued to be our largest engineering services customer in 2010, representing 47% of service revenue, compared to 53% of service revenue in 2009. Ford contributed $12.9 million in service revenue in 2010 compared to $14.9 million in 2009. We began working with Ford in the second quarter of 2008 assisting in the development of their next generation in-dash infotainment offering called MyFord Touch. Our initial project with Ford ran from the second quarter of 2008 and was completed in the third quarter of 2010. During the initial project we provided hardware design and implementation, platform level software development, application level software development, quality assurance services and systems integration services. Total service revenue recognized on the initial project was $22.0 million. The contract underlying the initial project began as a time and material contract, and in the second quarter of 2009 it was converted to a fixed-price contract. Since approximately the completion of the initial project, we have performed all services for Ford under a new time and materials contract which contains certain minimum commitments in terms of the number of resources we provide Ford, and amounts they pay us. This new time and materials contract, called the Ford Telematics Competency Center ("FCC"), commits a certain number of engineering services personnel to Ford for a set fee. The FCC represented $3.6 million of the 2010 Ford-related service revenue. Since we completed the initial project, the number of engineers working on Ford programs has declined under the FCC because we are now primarily focused on developing and integrating new user applications for the MyFord Touch, enhancing existing applications and customizing the MyFord Touch platform for additional vehicle models. In February 2011, we agreed with Ford, under a contract amendment, to expand the size of the FCC and to extend the term of the agreement to December 31, 2011. Under this new agreement, we expect the FCC to generate $9.3 million in revenue in 2011.

Service revenue from the APAC region increased $1.4 million, or 170%, to $2.4 million in 2010 from $1.0 million in 2009. The higher revenue was primarily driven by several projects with new customers in Japan as well as higher revenue in the rest of the APAC region due to the improved economy there compared to 2009. Growth in the APAC region coupled with growth in Europe and growth in North America outside of Ford roughly offset the decline in Ford service revenue.

Gross profit and gross margin

Cost of revenue related to software revenue consists primarily of the cost of third-party software as well as the amortization of certain intangible assets related to acquisitions.

Cost of revenue related to service revenue consists primarily of salaries and benefits, contractor costs and re-billable expenses, plus related facilities and depreciation costs. Gross profit on the sale of third-party software products was also positively affected by rebate credits of $804,000 in 2010 and $709,000 in 2009 from Microsoft which we earned through the achievement of defined objectives.

The following table outlines software, services and total gross profit (dollars in thousands):

	Year Ended December 31,	
	2010	2009
Software gross profit	$13,852	$ 8,720
Software gross margin	20%	24%
Service gross profit	$ 6,667	$ 4,682
Service gross margin	24%	17%
Total gross profit	$20,519	$13,402
Total gross margin	21%	21%

Software gross profit and gross margin

Software gross profit increased by $5.1 million, or 59%, in 2010, as compared to 2009, while software gross margin decreased by four percentage points. The increase in software gross profit, and the decline in gross margin, was primarily due to an increase in sales of our third-party software in 2010, primarily Microsoft General Embedded and Windows Mobile operating systems, on which we realize much lower gross margins , and resulting gross profit, than we realize with respect to our proprietary software. Our third-party software margin was 15% in 2010, and 16% in 2009, compared to our proprietary software gross margin of 88% in 2010, and 86% in 2009.

We currently expect third-party software sales to continue to be a significant percentage of our software revenue, and, therefore, our overall software gross margin will likely remain relatively low in the foreseeable future.

Service gross profit and gross margin

Service gross profit increased by $2.0 million, or 42%, in 2010 as compared to 2009, while service gross margin increased by seven percentage points to 24% in 2010, from 17% in 2009. The increase in service gross profit and gross margin was primarily due to overruns on the Ford project which negatively affected 2009. As the Ford project was accounted for under the percentage of completion method, the project overruns negatively affected the amount of revenue we recognized which, in turn, negatively affected our realized billing rate, gross profit, and gross margins.

Operating expenses

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and related benefits, commissions and bonuses for our sales personnel and related facilities and depreciation costs, as well as professional services fees (e.g., consulting, legal and audit).

Selling, general and administrative expenses increased $838,000, or 7%, to $12.9 million in 2010, from $12.0 million in 2009. Selling, general and administrative expenses represented 13% of our total revenue in 2010 compared to 18% of revenue in 2009. 2009 benefited from the reversal of our securities class action legal reserve in the third quarter of 2009 in the amount of $534,000. Excluding the impact of this reversal, selling, general and administrative expense increased in 2010 by $304,000, or 3%, from $12.5 million in 2009. This increase was driven by $220,000 in higher commissions and bonuses attributed to increased revenue, gross profit and net income and $372,000 in higher wage expense primarily due to the hiring of additional sales personnel, offset by decreases in a number of other expense items.

Research and development

Research and development expenses consist primarily of salaries and benefits for software development and quality assurance personnel, contractor and consultant costs, component costs and related facilities and depreciation costs.

Research and development expenses decreased $908,000, or 21%, to $3.4 million in 2010, from $4.3 million in 2009. Research and development expenses represented 4% of our total revenue in 2010, down from 7% in 2009. The decrease was driven by lower research and development expense associated with our Texas Instruments product initiatives, the majority of which were completed in the first quarter of 2010. Additionally, we reduced research and development headcount during the year.

Interest and other income (expense), net

Other income (expense) consists of interest income on our cash, cash equivalents and investments, gains and losses we may recognize on our investments, as well as gains or losses on foreign exchange transactions. Other expense was $504,000 in 2010 compared to other income of $139,000 in 2009, representing a decrease of $643,000. This increase was primarily due to a $549,000 other-than-temporary impairment loss on the carrying value of our auction rate security investments ("ARS") that was charged to other expense during 2010.

Income tax benefit

Income tax benefit increased by $2.3 million to $2.4 million in 2010, from $76,000 in 2009. This increase was due primarily to a $2.6 million tax benefit recognized during the three months ended December 31, 2010 when we reevaluated the net carrying value of our deferred tax assets. In prior periods, we had fully reserved our deferred tax assets as we had not been able to determine that it was more likely than not that we would generate sufficient future taxable income to realize these assets. Deferred tax assets are evaluated quarterly and our valuation allowance may change in the future based upon our estimate of the probability of future taxable income. Reductions in our valuation allowance will have a positive effect on our income tax provision while increases in our valuation allowance will have a negative effect.

Liquidity and Capital Resources

As of December 31, 2010, we had $23.1 million of cash, cash equivalents, short-term and long-term investments and restricted cash, compared to $18.0 million at December 31, 2009. These balances are net of a valuation allowance recorded against our ARS investments of $378,000 at December 31, 2010, and $686,000 at December 31, 2009. Of the $23.1 million of cash, investments and restricted cash at December 31, 2010, $1.0 million was classified as long-term, most of which relates to $875,000 restricted under the terms of our headquarters operating lease which is also classified as long-term restricted cash, the majority of which will continue to secure that obligation through its expiration in 2014. Also included in long-term investments is an ARS investment with a par value of $500,000 recorded at estimated fair value of $122,000. Our working capital was $20.0 million at December 31, 2010, compared to $10.3 million at December 31, 2009.

Net cash provided by operating activities was $5.3 million in 2010, primarily attributable to $6.1 million in net income and $2.2 in non-cash expenses, offset in part by a negative change in various working capital line items. Net cash provided by operating activities was $4.7 million in 2009, primarily attributable to a $3.3 million increase in deferred revenue primarily related to revenue billed but not earned on the Ford project and revenue deferred associated with annual support and maintenance contracts for TestQuest products. Additionally, $1.8 million of non-cash expenses, and net collections of $1.5 million on our accounts receivable, contributed to net cash provided by operating activities in 2009. These amounts were offset in part by a net loss of $2.7 million in 2009.

Net cash used by investing activities was $7.7 million in 2010 primarily due to $19.5 million of purchases of short-term investments offset in part by $8.2 million in proceeds from the maturity of short-term investments and $3.8 million in sales of our ARS securities. Net cash provided by investing activities was $429,000 in 2009, primarily due to $750,000 in redemptions received on our ARS investments, offset in part by $278,000 in purchases of equipment and furniture.

Financing activities generated cash of $383,000 in 2010 and $10,000 in 2009 as a result of employees' exercise of stock options.

We believe that our existing cash, cash equivalents, short-term investments and long-term investments will be sufficient to meet our needs for working capital and capital expenditures for at least the next 12 months.

Cash Commitments

We have the following future or potential cash commitments:

- Minimum rents payable under operating leases of $1.2 million in 2011, $1.1 million in 2012, $1.1 million in 2013, and $770,000 in 2014; and
- Under the terms of our corporate headquarters lease signed in February 2004, the landlord has the ability to demand payment for cash payments forgiven in 2004 if we default under the lease. The amount of the forgiven payments for which the landlord can demand repayment was $900,000 at December 31, 2010, and decreases on a straight-line basis over the remaining term of the lease, which expires in 2014.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

Not Applicable

Item 8. ***Financial Statements and Supplementary Data.***

BSQUARE CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	38
Consolidated Balance Sheets as of December 31, 2010 and 2009	39
Consolidated Statements of Operations for 2010 and 2009	40
Consolidated Statements of Shareholders' Equity for 2010 and 2009	41
Consolidated Statements of Cash Flows for 2010 and 2009	42
Notes to Consolidated Financial Statements	43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Bsquare Corporation

We have audited the accompanying consolidated balance sheets of Bsquare Corporation (the "Corporation") as of December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bsquare Corporation as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP
Seattle, Washington
March 17, 2011

BSQUARE CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,814	$ 12,918
Short-term investments	11,329	—
Accounts receivable, net of allowance for doubtful accounts of $290 at December 31, 2010 and $201 at December 31, 2009	14,128	9,192
Deferred tax assets	145	—
Prepaid expenses and other current assets	403	648
Total current assets	36,819	22,758
Long-term investments	122	4,189
Equipment, furniture and leasehold improvements, net	653	823
Intangible assets, net	1,049	1,511
Restricted cash	875	900
Deferred tax assets	2,495	—
Other non-current assets	83	90
Total assets	$ 42,096	$ 30,271
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Third-party software fees payable	$ 11,132	$ 5,235
Accounts payable	261	299
Other accrued expenses	1,467	1,422
Accrued compensation	2,497	1,837
Deferred revenue	1,417	3,693
Total current liabilities	16,774	12,486
Deferred rent	240	311
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Preferred stock, no par value: 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value: 37,500,000 shares authorized; 10,415,541 shares issued and outstanding at December 31, 2010 and 37,500,000 shares authorized; 10,162,589 shares issued and outstanding at December 31, 2009	124,716	123,572
Accumulated other comprehensive loss	(445)	(746)
Accumulated deficit	(99,189)	(105,352)
Total shareholders' equity	25,082	17,474
Total liabilities and shareholders' equity	$ 42,096	$ 30,271

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31, 2010	2009
Revenue:		
Software	$69,059	$36,530
Service	27,715	27,849
Total revenue	96,774	64,379
Cost of revenue:		
Software	55,207	27,810
Service	21,048	23,167
Total cost of revenue	76,255	50,977
Gross profit	20,519	13,402
Operating expenses:		
Selling, general and administrative	12,850	12,012
Research and development	3,379	4,287
Total operating expenses	16,229	16,299
Income (loss) from operations	4,290	(2,897)
Interest and other income (expense), net	(504)	139
Income (loss) before income taxes	3,786	(2,758)
Income tax benefit	2,377	76
Net income (loss)	$ 6,163	$ (2,682)
Basic income (loss) per share	$ 0.60	$ (0.27)
Diluted income (loss) per share	$ 0.56	$ (0.27)
Shares used in calculation of income (loss) per share:		
Basic	10,192	10,097
Diluted	10,912	10,097

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance, December 31, 2008	—	$—	10,082,654	$122,660	$(1,048)	$(102,670)	$18,942
Net loss	—	—	—	—	—	(2,682)	(2,682)
Foreign currency translation adjustment	—	—	—	—	42	—	42
Change of unrealized gain on investments	—	—	—	—	260	—	260
Comprehensive loss	—	—					(2,380)
Exercise of stock options	—	—	5,023	10	—	—	10
Stock-based compensation, including issuance of restricted stock	—	—	74,912	902	—	—	902
Balance, December 31, 2009	—	$—	10,162,589	$123,572	$ (746)	$(105,352)	$17,474
Net income	—	—	—	—	—	6,163	6,163
Foreign currency translation adjustment	—	—	—	—	(7)	—	(7)
Change of unrealized gain on investments	—	—	—	—	308	—	308
Comprehensive income	—	—					6,464
Exercise of stock options	—	—	158,471	383	—	—	383
Stock-based compensation, including issuance of restricted stock	—	—	94,481	761	—	—	761
Balance, December 31, 2010	—	$—	10,415,541	$124,716	$ (445)	$ (99,189)	$25,082

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2010	2009
	(In thousands)	
Cash flows from operating activities:		
Net income (loss)	$ 6,163	$ (2,682)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Realized loss on sale of auction rate securities	580	—
Depreciation and amortization	861	945
Stock-based compensation	761	902
Deferred income tax benefit	(2,640)	—
Changes in operating assets and liabilities:		
Accounts receivable, net	(4,911)	1,537
Prepaid expenses and other assets	264	60
Third-party software fees payable	5,897	1,211
Accounts payable and other accrued liabilities	663	(571)
Deferred revenue	(2,297)	3,333
Deferred rent	(71)	2
Net cash provided by operating activities	5,270	4,737
Cash flows from investing activities:		
Purchases of equipment and furniture	(218)	(278)
Proceeds from maturities of short-term investments	8,200	750
Proceeds from sale of auction rate securities	3,795	—
Purchases of short-term investments	(19,525)	—
Other	20	(43)
Net cash provided by (used in) investing activities	(7,728)	429
Cash flows from financing activities:		
Proceeds from exercise of stock options—net cash provided by financing activities	383	10
Effect of exchange rate changes on cash	(29)	39
Net increase (decrease) in cash and cash equivalents	(2,104)	5,215
Cash and cash equivalents, beginning of year	12,918	7,703
Cash and cash equivalents, end of year	$ 10,814	$12,918

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Accounting Policies

Description of Business

BSQUARE Corporation ("BSQUARE") was incorporated in Washington State in July 1994. We and our subsidiaries provide software and engineering services to companies that develop smart devices and to companies that assist others in developing smart devices. A smart device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. We primarily focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™. However, as a result of acquisitions, coupled with our strategic intent to broaden our market focus, we provide software and engineering services to customers developing devices utilizing other operating systems such as Android and Linux.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of BSQUARE Corporation and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Reclassification of Previously Issued Financial Statements

Fees payable to third-party software suppliers, such as Microsoft Corporation ("Microsoft"), were previously included in accounts payable and other accrued expenses at December 31, 2009. Such fees payable and accrued expenses have been reclassified into a new balance sheet line-item called "Third-party software fees payable." There was no impact on total current liabilities as of December 31, 2009. The Consolidated Statement of Cash Flows for 2009 was also revised to reflect this reclassification (there was no effect on net cash provided by operating activities).

Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include provisions for bad debts and income taxes, estimates of progress on professional engineering service arrangements and bonus accruals. Actual results may differ from these estimates. Interim results are not necessarily indicative of results for a full year.

Income (Loss) Per Share

Basic income per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options, restricted stock awards, restricted stock units and warrants. Restricted stock awards ("RSAs") are considered outstanding and included in the computation of basic income per share when underlying restrictions expire and the awards are no longer forfeitable. Restricted stock units ("RSUs"), which vest over a period of two to four years, are considered outstanding and included in the computation of basic income per share only when vested.

Diluted income per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock and if-converted method in the case of stock options and warrants, respectively. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. Unvested but outstanding RSUs and RSAs which are forfeitable but outstanding are included in the diluted income per share calculation as well.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted income per share (in thousands):

	Year Ended December 31,	
	2010	**2009**
Weighted average shares outstanding for basic income (loss) per share	10,192	10,097
Dilutive effect of common stock equivalent shares	721	—
Weighted average shares outstanding for diluted income (loss) per share	10,913	10,097

Cash, Cash Equivalents and Short-term Investments

We invest our excess cash primarily in highly liquid debt instruments of the U.S. government agencies and municipalities, debt instruments issued by foreign government, corporate commercial paper, money market funds, and corporate debt securities. We classify all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months as short-term investments.

Short-term investments consist entirely of marketable securities which are all classified as available-for-sale securities and are recorded at their estimated fair value.

We determine the appropriate classification of our investments at the time of purchase and reevaluate such designation at each balance sheet date. We may or may not hold securities with stated maturities greater than 12 months until maturity. As we view these securities as available to support current operations, we classify securities with maturities beyond 12 months as current assets under the caption short-term investments in the accompanying Consolidated Balance Sheets. We carry these securities at fair value, and report the unrealized gains and losses, net of taxes, as a component of stockholders' equity, except for unrealized losses determined to be other than temporary which are recorded in other expense.

Restricted Cash

Our restricted cash represents time deposits held at a financial institution as security for an outstanding letter of credit expiring in 2014 related to our corporate headquarters lease obligation.

Long-term Investments

Our long-term investments consist of auction rate securities ("ARS"), which are recorded at their estimated fair value.

Financial Instruments and Concentrations of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, short-term investments, and accounts receivable. Cash equivalents and short-term investments consist primarily of highly liquid debt instruments of the U.S. government agencies and municipalities, debt instruments issued by foreign government, corporate commercial paper, money market funds, and corporate debt securities. The carrying value of these instruments approximates fair value.

Allowance for Doubtful Accounts

We record accounts receivable at the invoiced amount net of an estimated allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.

Equipment, Furniture and Leasehold Improvements

We account for property and equipment at cost less accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives, ranging from 2 to 10 years. Maintenance and repairs costs are expensed as incurred. When assets are retired or otherwise disposed of, gains or losses are included in the statement of operations. When facts and circumstances indicate that the value of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected undiscounted future cash flows. Upon indication that the carrying value of such assets may not be recoverable, we recognize an impairment loss as a charge against current operations based on the difference between the carrying value of the asset and its fair value.

Intangible Assets

Intangible assets were recorded as a result of asset acquisitions and are stated at estimated fair value at the time of acquisition less accumulated amortization. Amortization is provided on the straight-line method over estimated useful lives as follows:

Acquired technology	2 – 5 years
Customer relationships	8 years
Tradenames and trademarks	4 years

We review intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

Third-Party Software Fees Payable

We record all fees payable and accrued liabilities related to the sale of third-party software, such as Microsoft general embedded and Windows Mobile operating systems, as third-party software fees payable.

Software Development Costs

No software development costs have been capitalized as the cost has been immaterial.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

All costs of advertising, including cooperative marketing arrangements, are expensed as incurred. Advertising expense was $93,000 in 2010 and $149,000 in 2009.

Stock-Based Compensation

The estimated fair value of stock based awards is recognized as compensation expense over the vesting period of the award, net of estimated forfeitures. We estimate forfeitures of stock based awards based on historical experience and expected future activity. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. The fair value of stock option awards are estimated at the grant date based on the fair value of each vesting tranche as calculated by the Black-Scholes-Merton ("BSM") option-pricing model. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Incentive Compensation

We make certain estimates, judgments and assumptions regarding the likelihood of our attainment, and the level thereof, of bonuses payable under our annual incentive compensation programs. We accrue bonuses and recognize the resulting expense when the bonus is judged to be reasonably likely to be earned as of year-end and is estimable. The amount accrued, and expense recognized, is the estimated portion of the bonus earned on a year-to-date basis less any amounts previously accrued. These estimates, judgments and assumptions are made quarterly based on available information and take into consideration our year-to-date actual results and expected results for the remainder of the year. Because our attainment estimate factors estimated future results, significant judgment is required. If actual results differ materially from our estimates, the amount of bonus expense recorded in a particular quarter could be significantly over or under estimated.

Comprehensive Income (Loss)

Comprehensive income (loss) refers to net income (loss) and other revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of shareholders' equity but are excluded from the calculation of net income (loss).

The changes in the components of other comprehensive income (loss) are as follows (in thousands):

	Year Ended December 31,	
	2010	2009
Net Income (loss)	$5,111	$(2,682)
Changes in unrealized gain (loss) on investments	308	260
Changes in foreign currency translation adjustment	(7)	42
Comprehensive income (loss)	$5,412	$(2,380)

The components of accumulated other comprehensive loss are as follows (in thousands):

	As of December 31,	
	2010	2009
Unrealized net losses on investments	—	(308)
Foreign currency translation adjustment	(445)	(438)
Accumulated other comprehensive loss	$(445)	$(746)

Income Taxes

We are subject to income taxes in the U.S. and certain foreign jurisdictions. Significant judgment is required in determining our provision for income taxes. We compute income taxes using the asset and liability method, under which deferred income taxes are provided for on the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Our deferred tax assets are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Beginning in 2002 and through the third quarter of 2010, we maintained a full valuation allowance against our deferred tax assets as we were unable to determine that it was more likely than not that we would generate sufficient future taxable income to utilize them.

The majority of our deferred tax assets relate to our net operating loss carryforwards. At December 31, 2010, we had $59.2 million of net operating loss carryforwards which begin to expire in 2022, of which approximately $54.9 million will expire in 2022 and 2023. Utilization of these carryforwards may be subject to an annual limitation due to Section 382 of the U.S. Internal Revenue Code which restricts the ability of a corporation that undergoes an ownership change to use its net operating loss carryforwards. An ownership change occurs if greater than five percent shareholders of an issuer's outstanding common stock collectively increase their ownership percentage by more than 50 percentage points over a rolling three-year period. We have performed analysis of possible ownership changes in the past which included consideration of a third-party study, and do not believe that an ownership change of more than 50 percentage points has occurred. During the years ended December 31, 2010 and 2009 we utilized approximately $5.6 million and $0, respectively, of net operating losses to offset taxable income.

In the fourth quarter of 2010, we determined that it was more likely than not that we would generate sufficient future taxable income to utilize a portion of our net operating losses and, as a result, we recorded a $2.6 million reduction in our deferred tax asset valuation allowance and corresponding income tax benefit. In determining the amount of our net operating losses that we would realize as of December 31, 2010, we determined the largest amount of our deferred tax assets which had a greater than 50% likelihood of being realized. The factors we considered in reducing our deferred tax asset allowance included, but were not limited to: i) over the last three years we have generated cumulative pre-tax income of $3.1 million; ii), our analysis of "normalized" historical financial statement book pre-tax income which excluded those items not expected to occur in the future (e.g. realized losses on auction rate securities) indicated cumulative profitability over the same period; iii) we completed the main fixed-price Ford contract in August 2010 thereby eliminating the overrun risk which had previously significantly negatively affected our results; and iv) our assessment of existing customer contracts and agreements and the expected revenue and gross profit that could be reasonably expected therefrom.

Interest and penalties related to uncertain tax positions may be classified in the financial statements as either income taxes or interest and another expense classification. We have elected to classify interest and penalties related to uncertain tax positions as income tax expense. There are no interest and penalties included in income tax benefit in 2010 or 2009.

Foreign Currency

The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet. Resulting translation adjustments are included in "Accumulated other comprehensive loss," a separate component of shareholders' equity. The net gains and losses resulting from foreign currency transactions are recorded in the period incurred and were not significant for any of the periods presented.

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and time records are generally used to verify delivery. We assess whether the selling price is fixed or determinable based on the contract and/or customer purchase order and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Periodically, we will begin work on engineering service engagements prior to having a signed contract and, in some cases, the contract is signed in a quarter after which service delivery costs are incurred. We do not defer costs associated with these uncontracted engagements.

We recognize software revenue upon shipment provided that no significant obligations remain on our part, substantive acceptance conditions, if any, have been met and the other revenue recognition criteria have been met. Service revenue from time and materials contracts, and training service agreements, is recognized as services are performed. Fixed-price service agreements, and certain time and materials service agreements with capped fee structures, are accounted for using the percentage-of-completion method. We use the percentage-of-completion method of accounting because it is the most accurate method to recognize revenue based on the nature and scope of these engineering service contracts; it is a better measure of periodic income results than other methods and it better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. Significant judgment is required when estimating total hours and progress to completion on these arrangements which determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred for the remainder of the project. Revisions to hour and cost estimates are incorporated in the period in which the facts that give rise to the revision become known.

We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and PCS. As a result, contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements. PCS may include rights to upgrades, when and if available, telephone support, updates, and enhancements. When VSOE of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing the fair values of various elements of an agreement can impact the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract. When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, revenue is first allocated to the fair value of the undelivered elements and then allocated to the residual delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled. As a result, contract interpretations and assessments of fair value are sometimes required to determine the appropriate accounting.

When engineering services and royalties are contained in a single arrangement, we recognize revenue from engineering services as earned in accordance with the criteria above even though the effective rate per hour may be lower than typical because the customer is contractually obligated to pay royalties on their device shipments. We recognize royalty revenue, classified as software revenue, when the royalty report from the customer is received or when such royalties are contractually guaranteed and the revenue recognition criteria are met, particularly that collectability is reasonably assured.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements* ("ASU 2010-6"), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material impact on our Consolidated Financial Statement disclosures.

2. Cash and Investments

Cash, cash equivalents, short-term investments, long-term investments and restricted cash consist of the following (in thousands):

	December 31,	
	2010	2009
Cash and cash equivalents:		
Cash	$ 736	$ 817
Money market funds	10,078	12,101
Total cash and cash equivalents	10,814	12,918
Short-term investments:		
U.S. agency securities	2,250	—
Municipal securities	450	—
Corporate commercial paper	2,749	—
Foreign government bonds	775	—
Corporate debt securities	5,105	—
Total short-term investments	11,329	—
Long-term investments—auction rate securities	122	4,189
Restricted cash:		
Time deposits	—	900
Money market funds	875	—
Total restricted cash	875	900
Total cash, cash equivalents, investments and restricted cash	$23,140	$18,007

We record our cash equivalents, short-term investments and ARS, at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Directly or indirectly observable market-based inputs or unobservable inputs used in models or other valuation methodologies.

Level 3: Unobservable inputs that are not corroborated by market data. The inputs require significant management judgment or estimation.

Our short-term investments consist entirely of marketable securities classified as available for sale. All short-term investments were valued based on quoted market prices of similar instruments and other significant inputs derived from, or corroborated by, observable market data.

Our long-term investments consist entirely of ARS. At December 31, 2010 we held $122,000 of ARS represented by one individual investment. Historically, ARS have provided liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined intervals every 7 to 49 days. However, these auctions began to fail in the first quarter of 2008. The related principal amounts of the ARS will not be accessible until a successful auction occurs, a buyer is found outside of the auction process, the issuer calls the security, or the security matures according to contractual terms. Due to the lack of observable market quotes on our ARS, we have estimated their fair values using inputs including the underlying financial condition and credit quality of the issuer, the maturity of the security, and secondary market bid levels of similar and identical securities. Based on these inputs, we estimated the fair value of our ARS to be $122,000 as of December 31, 2010, compared to a par value of $500,000. We have classified our ARS as long-term investments as of December 31, 2010 due to our uncertainty as to when these securities will be sold.

The following table presents a reconciliation for our assets measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3), which entirely consist of ARS (in thousands):

	Student Loan Backed	Close-end Funds	Corporate Collateral	Total
Balance at December 31, 2009	$ 3,698	$ 369	$122	$ 4,189
Redemptions at par	(75)	—	—	(75)
Sale of securities	(3,399)	(321)	—	(3,720)
Reversal of unrealized loss, net	277	31	—	308
Realized loss on sale of securities	(501)	(79)	—	(580)
Balance at December 31, 2010	$ —	$ —	$122	$ 122

As of December 31, 2010 and 2009 our cash, cash equivalents, and marketable securities primarily consisted of cash, U.S. and foreign government and agency securities, money market funds and other investment grade securities. Such amounts are recorded at fair value. We had $1,000 of unrealized losses on our investments as of December 31, 2010, and $0 at December 31, 2009. The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in thousands):

	December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Direct or Indirect Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash equivalents:				
Money market funds	$10,078	$ —	$—	$10,078
Short-term investments:				
U.S. agency securities	—	2,250	—	2,250
Municipal securities	—	450	—	450
Corporate commercial paper	—	2,749	—	2,749
Foreign government bonds	—	775	—	775
Corporate debt securities	—	5,105	—	5,105
Long-term investments—ARS	—	—	122	122
Restricted cash—time deposits	—	875	—	875
Total	$10,078	$12,204	$122	$22,404

Assets measured at fair value on a recurring basis, other than cash and restricted cash as of December 31, 2009, are summarized below (in thousands):

	December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Direct or Indirect Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash equivalents—money market funds	$12,101	$—	$ —	$12,101
Long-term investments—ARS	—	—	4,189	4,189
Restricted cash—time deposits	—	900	—	900
Total	$12,101	$900	$4,189	$17,190

3. Equipment, Furniture and Leasehold Improvements

Equipment, furniture, and leasehold improvements consist of the following (in thousands):

	December 31,	
	2010	2009
Computer equipment and software	$ 2,224	$ 3,452
Office furniture and equipment	1,297	1,321
Leasehold improvements	631	633
Total	4,152	5,406
Less: accumulated depreciation and amortization	(3,499)	(4,583)
Equipment, furniture and leasehold improvements, net	$ 653	$ 823

Depreciation and amortization expense of equipment, furniture and leasehold improvements was $399,000 in 2010 and $384,000 in 2009. During 2010, obsolete equipment with a cost basis of $1.5 million, and a net book value of $7,000 was written off.

4. Intangible Assets

Intangible assets relate to customer relationships, tradenames, trademarks and technology that we acquired from TestQuest in November 2008 and from NEC Corporation of America in December 2007. The following table presents the gross carrying value of the acquired intangible assets subject to amortization and accumulated amortization thereof (in thousands):

	December 31,	
	2010	2009
Gross carrying value of the acquired intangible assets subject to amortization	$ 2,158	$2,158
Accumulated amortization	(1,109)	(647)
Intangible assets, net	$ 1,049	$1,511

As of December 31, 2010, 83% of the gross carrying value represented acquired technology while 76% of the net book value represented acquired technology. Amortization expense was $463,000 and $506,000 for 2010 and 2009, respectively. Amortization in future periods is expected to be as follows (in thousands):

2011	$ 334
2012	330
2013	278
2014	37
2015	36
Thereafter	34
Total	$1,049

5. Income Taxes

Income (loss) before income taxes consists of the following (in thousands):

	Year Ended December 31,	
	2010	2009
U.S.	$3,801	$(2,215)
Foreign	(15)	(543)
Total	$3,786	$(2,758)

Income tax benefit consists of the following (in thousands):

	Year Ended December 31,	
	2010	2009
Federal	$2,503	$ 26
State and local	(126)	—
Foreign	—	50
Total	$2,377	$ 76

The components of net deferred tax assets consist of the following (in thousands):

	December 31,	
	2010	2009
Deferred income tax assets:		
Depreciation and amortization	$ 1,249	$ 1,294
Accrued expenses and reserves	1,088	716
Net operating loss carryforwards	20,963	22,728
Capital loss carryforward	348	135
Research and development credit carryforward	2,389	2,264
Stock-based compensation	372	495
Other	217	110
Gross deferred tax assets	26,626	27,742
Less: valuation allowance	(23,986)	(27,742)
Net deferred tax assets	$ 2,640	$ —

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income, as a result of the following:

	Year Ended December 31,	
	2010	2009
Taxes at the U.S. statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
Tax credits	(3.0)	4.8
State income tax	3.0	1.9
International operations	0.1	(0.5)
Incentive stock options	0.4	(9.1)
Valuation allowance	(99.2)	(27.5)
Other, net	1.9	(0.7)
	(62.8)%	2.9%

Beginning in 2002 and through the third quarter of 2010, we maintained a full valuation allowance against our deferred tax assets as we were unable to determine that it was more likely than not that we would generate sufficient future taxable income for them to be realized. In the fourth quarter of 2010, we determined that it was more likely than not that we would generate sufficient future taxable income to realize a portion of our deferred tax assets, and reduced our valuation allowance accordingly.

At December 31, 2010, we had approximately $61.7 million of federal and state net operating loss carryforwards, and $2.4 million of tax credit carryforwards, which begin to expire in 2022, and of which $54.9 million of the net operating loss carryforwards will expire in 2022 and 2023. Utilization of these carryforward may be subject to an annual limitation due to Section 382 of the U.S. Internal Revenue Code which restricts the ability of a corporation that undergoes an ownership change to use its carryforwards. Under the applicable tax rules, an ownership change occurs if greater than five percent shareholders of an issuer's outstanding common stock, collectively, increase their ownership percentage by more than 50 percentage points over a rolling three-year period. We have performed analyses of possible ownership changes in the past, which included consideration of a third-party study, and do not believe that an ownership change of more than 50 percentage points has occurred.

We are no longer subject to U.S. federal tax examinations by tax authorities for years before 2007, and with a few immaterial exceptions, we are also no longer subject to U.S. state and local income tax examinations by tax authorities for years before 2007.

6. Commitments and Contingencies

Contractual Commitments

Our principal commitments consist of obligations outstanding under operating leases, which expire through 2014. We have lease commitments for office space in Bellevue, Washington; San Diego, California; Longmont, Colorado; Chanhassen, Minnesota; Dallas, Texas; Taipei, Taiwan; Beijing, China and Nishi-Shinjuku, Japan. We also lease office space in Akron, Ohio on a month-to-month basis. Subsequent to December 31, 2010, we also signed a one-year lease for office space in Seoul, Korea.

Under the terms of our corporate headquarters lease signed in February 2004, if we default under the lease, the landlord has the ability to demand payment for cash payments forgiven in 2004. The amount of the forgiven payments for which the landlord can demand repayment was $900,000 at December 31, 2010.

Rent expense was $1.5 million in 2010 and $1.5 million in 2009.

As of December 31, 2010, we had $875,000 pledged as collateral for a bank letter of credit under the terms of our headquarters facility lease. The pledged cash supporting the outstanding letter of credit is recorded as restricted cash.

Operating lease commitments at December 31, 2010 are as follows (in thousands):

2011	$1,208
2012	1,144
2013	1,089
2014	770
Thereafter	—
Total commitments	$4,211

Legal Proceedings

IPO Litigation

In Summer and early Fall 2001, four shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company, certain of the Company's current and former officers and directors (the "Individual Defendants"), and the underwriters of the Company's initial public offering (the "Underwriter Defendants"). The complaints were consolidated into a single action and a Consolidated Amended Complaint, which was filed on April 19, 2002. The operative complaint alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The suit purported to be a class action filed on behalf of purchasers of the Company's common stock during the period from October 19, 1999 to December 6, 2000. The plaintiffs alleged that the Underwriter Defendants agreed to allocate stock in the Company's initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. The plaintiffs alleged that the prospectus for the Company's initial public offering was false and misleading in violation of the securities laws because the Company did not disclose these arrangements. The action sought damages in an unspecified amount. On December 5, 2006, the Second Circuit Court of Appeals vacated a decision by the district court granting class certification in six of the coordinated cases, which are intended to serve as test, or "focus" cases. The plaintiffs selected these six cases, which do not include the Company. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

The parties in the approximately 300 coordinated cases, including the parties in the Company's case, reached a settlement in early 2009. As part of the settlement, the insurers for the issuer defendants will make the entire settlement payment on behalf of the issuers, including the Company. On October 5, 2009, the district court granted final approval of the settlement. Three objectors filed a petition to the Second Circuit seeking permission to appeal the district court's final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the district court's order certifying classes in the focus cases. Objectors to the settlement are proceeding with two appeals to the United States Court of Appeals for the Second Circuit. Plaintiffs have moved to dismiss both appeals. Following the district court's final approval of the settlement, the Company determined that it is unlikely that the Company will be liable for any damages that will not be paid for by the Company's insurance carriers, even if any appeals are successful. As a result, it was determined that an accrued legal fees liability of $534,000 was no longer probable. Consequently, this liability was reversed, which resulted in a reduction of selling, general and administrative expense during 2009. However, due to the inherent uncertainties of litigation, subsequent events could affect the assessment of this liability and this disclosure.

7. Shareholders' Equity

Stock Options

We have a stock plan (the "Plan") under which stock options may be granted with a fixed exercise price that is typically fair market value on the date of grant. These options have a term of up to 10 years and vest over a predetermined period, generally four years. Incentive stock options granted under the Plan may only be granted to our employees, have a term of up to 10 years, and shall be granted with an exercise price equal to the fair market value of our stock on the date of grant. The Plan also allows for awards of stock appreciation rights, restricted and unrestricted stock awards, and restricted stock units. The Plan allows for an automatic annual increase in the number of shares reserved for issuance under the Plan. Such automatic annual increase is in an amount equal to the lesser of: (i) four percent of our outstanding shares at the end of the previous fiscal year, (ii) an amount determined by our Board of Directors, or (iii) 375,000 shares.

Stock-Based Compensation

The estimated fair value of stock based awards is recognized as compensation expense over the vesting period of the award, net of estimated forfeitures. We estimate forfeitures of stock based awards based on historical experience and expected future activity. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. The fair value of stock option awards are estimated at the grant date based on the fair value of each vesting tranche as calculated by the Black-Scholes-Merton ("BSM") option-pricing model. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. The fair values of our equity awards, primarily stock option grants, were estimated with the following weighted average assumptions:

	Year Ended December 31,	
	2010	2009
Dividend yield	0%	0%
Expected life	4.2 years	4.4 years
Expected volatility	72%	72%
Risk-free interest rate	1.6%	1.8%

The impact on our results of operations of recording stock-based compensation expense for years ended December 31, 2010 and 2009 was as follows (in thousands, except per share amounts):

	Year Ended December 31,	
	2010	2009
Cost of revenue—service	$ 295	$ 321
Selling, general and administrative	439	534
Research and development	27	47
Total stock-based compensation expense	$ 761	$ 902
Per diluted share	$0.07	$0.09

Stock Option Activity

The following table summarizes stock option activity under the Plan for 2009 and 2010:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at January 1, 2009	2,029,796	$ 4.27		
Granted at fair value	249,400	2.37		
Exercised	(5,023)	2.05		
Forfeited	(54,403)	3.38		
Expired	(48,300)	15.53		
Balance at December 31, 2009	2,171,470	$ 3.83	5.62	$ 213,000
Granted at fair value	182,788	2.83		
Exercised	(158,471)	2.41		
Forfeited	(103,439)	3.80		
Expired	(149,625)	6.35		
Balance at December 31, 2010	1,942,723	$ 3.66	4.91	$10,195,000
Vested and expected to vest at December 31, 2010	1,861,614	$ 3.69	4.81	$ 9,719,000
Exercisable at December 31, 2010	1,517,840	$ 3.85	4.38	$ 7, 735,000

At December 31, 2010, total compensation cost related to stock options granted to employees under the Plan but not yet recognized was $291,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a weighted-average period of approximately 1.5 years.

The following table summarizes certain information about stock options for 2010 and 2009:

	Year Ended December 31,	
	2010	2009
Weighted—average grant-date fair value for options granted during the year	$ 1.83	$ 1.30
Options in-the-money at December 31	1,480,789	595,831
Aggregate intrinsic value of options exercised	$ 373,348	$ 2,005

The aggregate intrinsic value represents the difference between the exercise price of the underlying options and the quoted price of our common stock for the number of options that were in-the-money at year end. We issue new shares of common stock upon exercise of stock options.

Restricted Stock Award Activity

The following table summarizes restricted stock award activity under the Plan for 2010:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2009	42,000	$2.19
Granted	42,500	3.38
Vested	(42,500)	2.19
Forfeited	—	—
Unvested at December 31, 2010	42,000	$3.38
Expected to vest after December 31, 2010	36,120	$3.38

At December 31, 2010, total compensation cost related to restricted stock awards granted under the Plan but not yet recognized was $74,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a period of approximately 0.5 years. Currently, only our Board of Directors receives restricted stock awards.

Restricted Stock Unit Activity

The following table summarizes restricted stock unit activity under the Plan for 2010:

	Number of Shares	Weighted Average Exercise Price
Unvested at December 31, 2009	107,474	$3.64
Granted	182,900	5.64
Vested	(54,231)	3.68
Forfeited	(14,347)	3.84
Unvested at December 31, 2010	221,776	$5.27
Expected to vest after December 31, 2010	188,612	$5.35

At December 31, 2010, total compensation cost related to restricted stock units granted under the Plan but not yet recognized was $1,016,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a period of approximately 1.2 years.

Common Stock Reserved for Future Issuance

The following table summarizes our shares of common stock reserved for future issuance at December 31, 2010 and 2009:

	December 31,	
	2010	2009
Stock options outstanding	1,942,723	2,171,470
Restricted stock units outstanding	221,776	111,397
Stock options available for future grant	540,419	321,543
Common stock reserved for future issuance	2,704,918	2,604,410

8. Employee Benefit Plan

Profit Sharing and Deferred Compensation Plan

We have a Profit Sharing and Deferred Compensation Plan ("Profit Sharing Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all full-time employees are eligible to participate in the Profit Sharing Plan. We typically elect to match the participants' contributions to the Profit Sharing Plan up to a certain amount, however we suspended such matching between February 2009 and August 2010. Participants will receive their share of the value of their investments, and any applicable vested match, upon retirement or termination. We made matching contributions of $153,000 in 2010 and $51,000 in 2009.

9. Supplemental Disclosure of Cash Flow Information (in thousands)

	Year Ended December 31,	
	2010	2009
Cash paid for income taxes	$230	$72

All other significant non-cash financing activities are described elsewhere in the financial statements or the notes thereto.

10. Significant Risk Concentrations

Significant Customer

The Ford Motor Company ("Ford") accounted for $12.9 million, or 13%, of total revenue in 2010. No other customer accounted for 10% or more of total revenue in 2010. Ford accounted for $14.9 million, or 23%, of total revenue in 2009. No other customer accounted for 10% or more of total revenue in 2009.

No customer accounted for 10% or more of total accounts receivable as of December 31, 2010. Ford had an accounts receivable balance of $2.4 million, or 26% of total accounts receivable, as of December 31, 2009. No other customer accounted for 10% or more of total accounts receivable as of December 31, 2009.

Significant Supplier

We have an OEM Distribution Agreement with Microsoft which enables us to sell Microsoft Windows Embedded operating systems to our customers in the United States, Canada, the Caribbean (excluding Cuba) and Mexico. Software sales under this agreement constitute a significant portion of our revenue. The agreement is typically renewed annually or semi-annually, however there is no automatic renewal provision in the agreement. This agreement will expire on June 30, 2011. Microsoft currently offers a rebate program in conjunction with this agreement in which we earn money for achieving certain predefined objectives. Under this rebate program we earned $804,000 in 2010 and $709,000 in 2009 which is accounted for as a reduction in software cost of revenue.

We signed an additional distribution agreement with Microsoft, in November 2009, which enables us sell Microsoft Windows Mobile operating systems and related applications such as Microsoft's Office Mobile on a worldwide basis. This agreement will expire in November 2011.

11. Information about Geographic Areas

Our chief operating decision-makers (i.e., chief executive officer, and certain of his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable by our chief operating decision-makers, or anyone else, for operations, operating results, and planning for levels or components below the consolidated unit level. Accordingly, we consider ourselves to be in a single reporting segment and operating unit structure.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenues and long-lived assets by geographic area (in thousands):

	Year Ended December 31,	
	2010	2009
Total revenue:		
North America	$80,856	$60,948
Asia	14,196	2,787
Other foreign	1,722	644
Total revenue	$96,774	$64,379

	December 31,	
	2010	2009
Long-lived assets:		
North America	$ 1,608	$ 2,231
Asia	94	103
Total long-lived assets	$ 1,702	$ 2,334

12. Quarterly Financial Information (Unaudited)

Following is a summary of unaudited quarterly financial information for 2010 and 2009:

	Condensed Consolidated Statements of Operations 2010			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Revenue	$16,945	$26,905	$25,338	$27,586
Gross profit	1,182	7,776	5,041	6,520
Income (loss) from operations	(2,861)	3,993	995	2,163
Net income (loss)	$(3,440)	$ 3,973	$ 936	$ 4,694
Basic income (loss) per share	$ (0.34)	$ 0.39	$ 0.09	$ 0.46
Diluted income (loss) per share	$ (0.34)	$ 0.39	$ 0.09	$ 0.42
Shares used in calculation of income (loss) per share:				
Basic	10,127	10,157	10,196	10,288
Diluted	10,127	10,287	10,390	11,072

	Condensed Consolidated Statements of Operations 2009			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Revenue	$16,677	$16,114	$16,399	$15,189
Gross profit	4,432	4,405	3,402	1,163
Income (loss) from operations	(244)	384	70	(3,107)
Net income (loss)	$ (90)	$ 348	$ 71	$(3,011)
Basic income (loss) per share	$ (0.01)	$ 0.03	$ 0.01	$ (0.30)
Diluted income (loss) per share	$ (0.01)	$ 0.03	$ 0.01	$ (0.30)
Shares used in calculation of income (loss) per share:				
Basic	10,086	10,110	10,126	10,106
Diluted	10,086	10,191	10,265	10,106

	Condensed Consolidated Balance Sheets 2010			
	March 31	June 30	September 30	December 31
	(in thousands)			
Cash and cash equivalents	$ 10,983	$ 7,477	$ 12,474	$ 10,814
Accounts receivable, net	10,138	16,781	11,899	14,128
Total current assets	22,278	32,747	32,184	36,819
Long-term investments	3,493	843	828	122
Total assets	28,870	36,480	35,739	42,096
Third-party software fees payable	7,166	9,824	10,634	11,132
Accounts payable	498	395	185	261
Other accrued expenses	1,482	940	1,234	1,467
Accrued compensation	1,705	2,091	1,789	2,497
Total current liabilities	14,065	17,594	15,785	16,774
Common stock	123,740	123,886	124,050	124,716
Accumulated deficit	(108,792)	(104,819)	(103,883)	(99,189)
Total shareholders' equity	14,511	18,610	19,696	25,082
Total liabilities and shareholders' equity	28,870	36,480	35,739	42,096

	Condensed Consolidated Balance Sheets 2009			
	March 31	June 30	September 30	December 31
	(in thousands)			
Cash and cash equivalents	$ 9,302	$ 6,210	$ 10,475	$ 12,918
Accounts receivable, net	10,123	14,285	12,092	9,192
Total current assets	20,177	21,057	23,242	22,758
Long-term investments	4,621	4,692	4,199	4,189
Total assets	28,570	29,355	30,866	30,271
Third-party software fees payable	3,712	4,078	5,512	5,235
Accounts payable	634	649	586	299
Other accrued expenses	1,484	1,399	1,190	1,422
Accrued compensation	2,056	1,795	1,592	1,837
Total current liabilities	9,108	9,171	10,372	12,486
Common stock	122,892	123,105	123,292	123,572
Accumulated deficit	(102,760)	(102,412)	(102,341)	(105,352)
Total shareholders' equity	19,147	19,861	20,165	17,474
Total liabilities and shareholders' equity	28,570	29,355	30,866	30,271

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, as of December 31, 2010, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act and includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

Based on its assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Certain information required by this Item regarding our directors and executive officers is set forth in Part I of this report under Item 1, "Business—Directors and Executive Officers of the Registrant" and is incorporated herein by this reference.

The information required by this Item regarding compliance by our directors, executive officers and holders of ten percent of a registered class of our equity securities with Section 16(a) of the Securities Exchange Act of 1934 is included in our definitive proxy statement for our 2011 annual meeting of shareholders to be filed with the SEC under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by this reference.

The remaining information required by this Item is included in our definitive proxy statement for our 2011 annual meeting of shareholders to be filed with the SEC under the caption "Corporate Governance" and is incorporated herein by this reference.

Item 11. *Executive Compensation.*

The information required by this Item is included in our definitive proxy statement for our 2011 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Executive Officer Compensation" and is incorporated herein by this reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item regarding security ownership is included in our definitive proxy statement for our 2011 annual meeting of shareholders to be filed with the SEC under the caption "Security Ownership of Principal Shareholders, Directors and Management" and is incorporated herein by this reference.

The information required by this Item regarding equity compensation plan information is included in our definitive proxy statement for our 2011 annual meeting of shareholders to be filed with the SEC under the caption "Equity Compensation Plan Information" and is incorporated herein by this reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is included in our definitive proxy statement for our 2011 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Certain Relationships and Related Transactions" and is incorporated herein by this reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item with respect to principal accountant fees and services is included in our definitive proxy statement for our 2011 annual meeting of shareholders to be filed with the SEC under the caption "The Company's Independent Auditors" and is incorporated herein by this reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Financial Statements and Schedules

1. *Financial Statements.*

The following consolidated financial statements are filed as part of this report under Item 8 of Part II, "Financial Statements and Supplementary Data."

A. Consolidated Balance Sheets as of December 31, 2010 and 2009.

B. Consolidated Statements of Operations for 2010 and 2009.

C. Consolidated Statements of Shareholders' Equity for 2010 and 2009.

D. Consolidated Statements of Cash Flows for 2010 and 2009.

2. *Financial Statement Schedules.*

Financial statement schedules not included herein have been omitted because they are either not required, not applicable, or the information is otherwise included herein.

3. *Exhibits.*

Exhibits are incorporated herein by reference or are filed with this report as indicated below (numbered in accordance with Item 601 of Regulation S-K).

(b) Exhibits

The exhibits listed in the accompanying Index to Exhibits are filed with this report or incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSQUARE CORPORATION

Date: March 17, 2011	By: /s/ BRIAN T. CROWLEY **Brian T. Crowley** ***President and Chief Executive Officer***
Date: March 17, 2011	By: /s/ SCOTT C. MAHAN **Scott C. Mahan** ***Vice President, Finance and Chief Financial Officer***

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Brian T. Crowley and Scott C. Mahan, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 17, 2011, on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRIAN T. CROWLEY **Brian T. Crowley**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ SCOTT C. MAHAN **Scott C. Mahan**	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ELLIOTT H. JURGENSEN, JR. **Elliott H. Jurgensen, Jr.**	Chairman of the Board
/s/ DONALD B. BIBEAULT **Donald B. Bibeault**	Director
/s/ ELWOOD D. HOWSE, JR. **Elwood D. Howse, Jr.**	Director
/s/ SCOT E. LAND **Scot E. Land**	Director
/s/ WILLIAM D. SAVOY **William D. Savoy**	Director
/s/ KENDRA VANDERMEULEN **Kendra VanderMeulen**	Director

BSQUARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
3.1	Amended and Restated Articles of Incorporation		S-1	8/17/1999	3.1(a)	333-85351
3.1(a)	Articles of Amendment to Amended and Restated Articles of Incorporation		10-Q	8/7/2000	3.1	000-27687
3.1(b)	Articles of Amendment to Amended and Restated Articles of Incorporation		8-K	10/11/2005	3.1	000-27687
3.2	Bylaws and all amendments thereto		10-K	3/19/2003	3.2	000-27687
10.1*	Third Amended and Restated Stock Plan		10-K	2/19/2008	10.1	000-27687
10.1(a)*	Form of Stock Option Agreement		10-K	3/11/2005	10.1(e)	000-27687
10.1(b)*	Form of Restricted Stock Grant Agreement		10-K	2/19/2008	10.1(f)	000-27687
10.1(c)*	Form of Restricted Stock Unit Agreement		10-K	2/19/2008	10.1(g)	000-27687
10.2*	401(k) Plan		S-1/A	10/19/1999	10.3	333-85351
10.3*	Form of Indemnification Agreement		S-1	8/17/1999	10.4	333-85351
10.4	Office Lease Agreement between Seattle Office Associates, LLC and BSQUARE Corporation dated March 24, 1997 (for Suite 100)		S-1/A	10/19/1999	10.10	333-85351
10.5	Sunset North Corporate Campus Lease Agreement between WRC Sunset North and BSQUARE Corporation		S-1/A	10/19/1999	10.11	333-85351
10.6	First Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE		10-K	3/2/2000	10.6	000-27687
10.7	Single-Tenant Commercial Space Lease among One South Park Investors, Paul Enterprises and FKLM as Landlord and BSQUARE as Tenant		S-1/A	9/14/2000	10.14	333-45506
10.7(a)	Lease cancellation, termination, and release agreement among One South Park Investors, Partnership as Landlord and BSQUARE as Tenant		10-Q	8/14/2003	10.14(a)	000-27687
10.8	Single-Tenant Commercial Space Lease (NNN), dated as of August 30, 2000, by and between One South Park Investors, Partnership and BSQUARE Corporation		10-K	3/26/2001	10.15	000-27687
10.9	Fourth Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE Corporation		10-Q	11/14/2002	10.16	000-27687

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
10.9(a)	Fifth Amendment to Office Lease Agreement between WA—Sunset North Bellevue LLC and BSQUARE Corporation		10-K	3/30/2004	10.16(a)	000-27687
10.9(b)	Rent Deferral Agreement between WA—Sunset North Bellevue, L.L.C and BSQUARE Corporation		10-K	3/30/2004	10.16(b)	000-27687
10.10++	Microsoft OEM Distribution Agreement for Software Products for Embedded Systems between Microsoft Licensing, GP and BSQUARE Corporation, effective as of July 1, 2010		10-Q	08/12/2010	10.10(b)	000-27687
10.11	Office lease Agreement between WA 110 Atrium Place, LLC and BSQUARE Corporation		10-K	3/30/2004	10.19	000-27687
10.12*	Employment Agreement between Scott C. Mahan and BSQUARE Corporation		10-K	3/30/2004	10.20	000-27687
10.13*	Employment Agreement between Carey E. Butler and BSQUARE Corporation		10-K	3/30/2004	10.21	000-27687
10.14*	Employment Agreement between Brian T. Crowley and BSQUARE Corporation		10-Q	5/12/2005	10.23	000-27687
10.15*	Employment offer letters, as amended, between Larry Stapleton and BSQUARE Corporation		10-K	3/10/2006	10.25	000-27687
10.16*	Employment offer letter between Rajesh Khera and BSQUARE Corporation		10-K	2/19/2008	10.26	000-27687
10.17++	Asset Purchase Agreement between TestQuest, Inc. and BSQUARE Corporation dated November 18, 2009		10-Q	8/6/2009	10.18	000-27687
10.18++	Hardware Design and Systems Integration Services Global Terms and Conditions, and Statements of Work #1 and #2 thereunder, between Ford Motor Company and BSQUARE Corporation, entered into on and effective as of December 30, 2009 (the "Ford Agreement")		10-K	03/25/2010	10.18	000-27687
10.18(a)++	Amendment #1 to the Ford Agreement, entered into on and effective as of June 29, 2010		10-Q	08/12/2010	10.18(a)	000-27687
10.18(b)++	Statement of Work #3 under the Ford Agreement, entered into on and effective as of June 29, 2010		10-Q	08/12/2010	10.18(b)	000-27687

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
10.18(c)+	Amendment #1 to Statement of Work #3 under the Ford Agreement, entered into on October 21, 2010 and effective as of September 30, 2010	X				
10.18(d)+	Amendment #2 to Statement of Work #3 under the Ford Agreement, entered into on October 14, 2010 and effective as of September 30, 2010	X				
10.18(e)+	Amendment #3 to Statement of Work #3 under the Ford Agreement, entered into on February 6, 2011 and effective as of January 1, 2011	X				
10.19+†	Microsoft OEM Windows Mobile Distribution Agreement between Microsoft Licensing, GP and BSQUARE Corporation, effective as of November 1, 2009 (the "Distribution Agreement"), as amended by Amendment #1 to the Distribution Agreement dated as of September 1, 2010 and by Amendment #2 to the Distribution Agreement dated as of November 1, 2010	X				
21.1	Subsidiaries of the registrant	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934	X				
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934	X				
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				

+ Confidential treatment has been requested with respect to the redacted portions of the referenced exhibit.
++ Confidential treatment has previously been granted by the SEC for certain portions of the referenced exhibit.
* Indicates a management contract or compensatory plan or arrangement.
† Includes a schedule of three additional agreements, as amended, with Microsoft Licensing, GP that are substantially identical in all material respects to the Distribution Agreement, except as identified in such schedule, and are not being filed herewith per Instruction 2 to Item 601 of Regulation S-K.

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bSQUARE

BSQUARE CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 8, 2011

TO THE SHAREHOLDERS:

Notice is hereby given that the 2011 Annual Meeting of Shareholders of BSQUARE CORPORATION, a Washington corporation (the "Company"), will be held on Wednesday, June 8, 2011 at 10:00 a.m., local time, at the Company's offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, for the following purposes:

1. To elect one Class II director to serve for the ensuing three years as a member of the Company's Board of Directors and until his successor is duly elected;
2. To ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011; and
3. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 22, 2011 as the record date for the determination of shareholders entitled to vote at this meeting. Only shareholders of record at the close of business on April 22, 2011 are entitled to receive notice of, and to vote at, the meeting and any adjournment thereof.

All shareholders are invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if the shareholder has previously returned a proxy.

By Order of the Board of Directors



Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
May 4, 2011

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 8, 2011:
The proxy statement and annual report to shareholders are available at *www.bsquare.com/investor/proxy.*

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BSQUARE CORPORATION

PROXY STATEMENT FOR 2011 ANNUAL MEETING OF SHAREHOLDERS

PROCEDURAL MATTERS

General

The enclosed proxy is solicited by the Board of Directors of BSQUARE Corporation, a Washington corporation, for use at the 2011 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Wednesday, June 8, 2011 at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Company's principal executive offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. The Company's telephone number at its principal executive offices is (425) 519-5900. As used in this proxy statement, "we," "us," "our" and the "Company" refer to BSQUARE Corporation.

These proxy solicitation materials were mailed on or about May 4, 2011 to all shareholders entitled to vote at the Annual Meeting.

Record Date and Outstanding Shares

Only shareholders of record at the close of business on April 22, 2011 (the "record date") are entitled to receive notice of and to vote at the Annual Meeting. The only outstanding voting securities of the Company are shares of common stock, no par value. As of the record date, 10,584,873 shares of our common stock were issued and outstanding, held by 144 shareholders of record.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time prior to its use by delivering to the Secretary of the Company, at the address referenced above, a written instrument revoking the proxy or delivering a duly executed proxy bearing a later date (in either case no later than the close of business on June 7, 2011) or by attending the Annual Meeting and voting in person.

Voting and Solicitation

Each holder of common stock is entitled to one vote for each share held.

This solicitation of proxies is made by our Board of Directors, and all related costs will be borne by the Company. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers or other employees (without additional consideration).

Shareholders of Record and "Street Name" Holders

Where shares are registered directly in the holder's name, that holder is considered the shareholder of record with respect to those shares. If shares are held in a stock brokerage account or held by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares. Those shares are said to be held in "street name" on behalf of the beneficial owner of the shares. Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the voting instruction form provided by that broker, bank, trust or other nominee.

Quorum; Abstentions; Broker Non-Votes

At the Annual Meeting, inspectors of election will determine the presence of a quorum and tabulate the results of the voting by shareholders. A quorum exists when holders of a majority of the total number of outstanding shares of common stock that are entitled to vote at the Annual Meeting are present at the Annual Meeting in person or by proxy. A quorum is necessary for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" will be included in determining the presence of a quorum at the Annual Meeting.

Broker non-votes may occur as to shares held in street name. Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, in the absence of instructions from the beneficial owner of those shares, brokers may vote those shares on behalf of their clients with respect to "routine" matters (such as the ratification of auditors), but not with respect to non-routine matters (such as the election of directors). If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that casts votes with respect to routine matters but not with respect to non-routine matters. The "non-vote" with respect to non-routine matters is called a "broker non-vote."

With regard to Proposal No. 1, the nominee for election to the Board of Directors who receives the greatest number of votes cast "for" the election of the director by the shares present, in person or by proxy, will be elected to the Board of Directors and abstentions and broker non-votes will have no effect on the outcome. Shareholders are not entitled to cumulate votes in the election of directors.

The approval of Proposal No. 2, the ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm, will require that the votes cast in favor of the proposal exceed the votes cast against the proposal, and abstentions and broker non-votes will have no effect on the outcome.

All shares entitled to vote and represented by properly executed, unrevoked proxies received prior to the Annual Meeting will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted *for* the election of the Class II director nominated by the Governance and Nominating Committee of the Board of Directors and *for* the ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm for the year ending December 31, 2011.

If any other matters are properly presented for consideration at the Annual Meeting, which may include, for example, a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy and acting thereunder will have discretion to vote on those matters as they deem advisable. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Deadlines for Receipt of Shareholder Proposals

Shareholder proposals may be included in our proxy statement and form of proxy for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of shareholder proposals in company-sponsored proxy materials. For a shareholder proposal to be considered pursuant to Rule 14a-8 for inclusion in our proxy statement and form of proxy for the annual meeting to be held in 2012, we must receive the proposal at our principal executive offices, addressed to the Secretary of the Company, no later than January 5, 2012. Submitting a shareholder proposal or director nomination does not guarantee that it will be included in the Company's proxy statement and form of proxy.

In addition, a shareholder proposal that is not intended for inclusion in the Company's proxy statement and form of proxy under Rule 14a-8 shall be considered "timely" within the provisions of our Bylaws and may be brought before the 2012 annual meeting of shareholders provided that we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Secretary of the Company at our principal executive offices, no later than March 10, 2012. A copy of the full text of our Bylaws may be obtained by writing to the Secretary of the Company at our principal executive offices.

We strongly encourage any shareholder interested in submitting a proposal to contact the Secretary of the Company in advance of these deadlines to discuss any proposal he or she is considering, and shareholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. All notices of shareholder proposals, whether or not intended to be included in the Company's proxy materials, should be in writing and sent to our principal executive offices, located at: BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, Attention: Secretary.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Our Articles of Incorporation provide that the Board of Directors has seven seats, divided into three classes, with each class having a three-year term. A director serves in office until his or her respective successor is duly elected and qualified unless the director is removed, resigns or, by reason of death or other cause, is unable to serve in the capacity of director. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. Set forth below is certain information furnished to us by the director nominee and by each of the incumbent directors whose terms will continue following the Annual Meeting. There are no family relationships between any of our directors or officers.

Nominee for Director

One Class II director is to be elected at the Annual Meeting for a three-year term ending in 2014. The Governance and Nominating Committee of the Board of Directors has nominated Brian T. Crowley for election as Class II director. Mr. Crowley is a current director and was most recently elected by the shareholders at the 2008 annual meeting. Donald B. Bibeault was also elected by the shareholders at the 2008 annual meeting as a Class II director. On April 12, 2011, Mr. Bibeault notified the Board of Directors that he did not intend to stand for reelection to the Board at the Annual Meeting. The Governance and Nominating Committee and the Board of Directors have decided to leave the Class II director position that was held by Mr. Bibeault vacant while the Board of Directors considers the selection of a new director.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the election of Mr. Crowley to the Board of Directors. Mr. Crowley has indicated that he will serve if elected. The Company does not anticipate that Mr. Crowley will be unable or unwilling to stand for election, but, if that occurs, all proxies received may be voted by the proxy holders for another person nominated by the Governance and Nominating Committee. As we have only named one nominee, proxies cannot be voted for more than one person.

Vote Required for Election of Director

If a quorum is present, the nominee for election to the Board of Directors receiving the greatest number of votes cast "for" the election of the director by the shares present, in person or by proxy, will be elected to the Board of Directors.

Nominees and Other Directors

The name and certain information as of the record date regarding the nominee and each director continuing in office after the Annual Meeting are set forth below:

Name of Director Nominee	Age	Positions with the Company	Director Since	Term Expires
Brian T. Crowley.	50	President and Chief Executive Officer, Director	2003	2011 (Class II)

Name of Continuing Director	Age	Positions with the Company	Director Since	Term Expires
Elwood D. Howse, Jr.	71	Director	2002	2012 (Class III)
William D. Savoy	46	Director	2004	2012 (Class III)
Elliott H. Jurgensen, Jr.	66	Chairman of the Board	2003	2013 (Class I)
Scot E. Land	56	Director	1998	2013 (Class I)
Kendra A. VanderMeulen . . .	59	Director	2005	2013 (Class I)

Brian T. Crowley has been our President and Chief Executive Officer and a director since July 2003. From April 2002 to July 2003, Mr. Crowley served as our Vice President, Product Development. From December 1999 to November 2001, Mr. Crowley held various positions at DataChannel, a developer of enterprise portals, including Vice President of Engineering and Vice President of Marketing. From April 1999 to December 1999, Mr. Crowley was Vice President, Operations of Consortio, a software company. From December 1997 to April 1999, Mr. Crowley was Director of Development at Sequel Technology, a network solutions provider. From 1986 to December 1997, Mr. Crowley held various positions at Applied Microsystems Corporation, including Vice President and General Manager of the Motorola products and quality assurance divisions. Mr. Crowley also serves as a director of the Washington Technology Industry Association (WTIA). Mr. Crowley holds a B.S. in Electrical Engineering from Arizona State University. The Board of Directors has concluded that Mr. Crowley should serve as a director because of the experience he brings as our Chief Executive Officer as well as prior management experience within our industry in product development, engineering management, and mergers and acquisitions. As our Chief Executive Officer, Mr. Crowley has first-hand knowledge of our business and brings to our Board of Directors unique insight and knowledge of our operations and strategic opportunities.

Elwood D. Howse, Jr. has been a director since November 2002. Mr. Howse was formerly President of Cable & Howse Ventures, a Northwest venture capital management firm he helped form in 1977. In 1982 Mr. Howse also participated in the founding of Cable, Howse and Ragen, an investment banking and stock brokerage firm. Mr. Howse has served as corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. He currently serves on the boards of directors of Capstone Therapeutics Corp., a publicly traded company, Formotus, Inc. and Universal Water Group, Inc., both of which are privately held, and not-for profits Junior Achievement USA and Junior Achievement of Washington. He has served on a number of other corporate boards in the past. Mr. Howse received both a B.S. in engineering and an M.B.A. from Stanford University and served in the U.S. Navy submarine force. The Board of Directors has concluded that Mr. Howse should serve as a director because of his extensive service as a venture capitalist, board member and advisor to several other technology companies, which enables him to provide essential strategic leadership to our management team and Board of Directors. In addition, Mr. Howse brings to our Board of Directors substantial financial expertise which enables him to serve as the Chair of our audit committee.

Elliott H. Jurgensen, Jr. has been a director since January 2003 and has served as the Chairman of the Board since October 2008. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as an audit partner. During his career he held a number of leadership roles, including Managing Partner of the Bellevue, Washington office of KPMG from 1982 to 1991, and Managing Partner of the Seattle, Washington office of KPMG from 1993 to 2002. He is also a director of McCormick & Schmick's Seafood Restaurants, Inc., a publicly traded company, as well as ASG Consolidated, LLC and Varolii Corporation, both privately held. Mr. Jurgensen has a B.S. in accounting from San Jose State University. Mr. Jurgensen's career at KPMG gives him the requisite experience to qualify as an "audit committee financial expert" having "financial sophistication" for audit committee purposes. The Board of Directors has concluded that Mr. Jurgensen should serve as a director because he brings to our Board of Directors substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing publicly-traded companies, and a deep understanding of accounting principles and financial reporting rules and regulations. He also brings professional service expertise, technology industry experience, experience as a public company board member, and sales and marketing experience at KPMG.

Scot E. Land has been a director since February 1998. From 2006 to 2010 Mr. Land served as founder and Executive Vice President for Veratect, a provider of early alert systems. During 2006, Mr. Land also served as Executive Director, Program on Technology Commercialization, University of Washington. Prior to joining the faculty of the University of Washington, Mr. Land was a Managing Director of Cascadia Capital LLC. Mr. Land was a founder and Managing Director of Encompass Ventures from September 1997 to July 2005, a Senior Technology Analyst and Strategic Planning Consultant with Microsoft from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the founder, President and Chief Executive Officer of InVision Technologies (acquired by GE in 1994) founded by Mr. Land in October 1988, which designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst & Young LLP, a public accounting firm, from April 1984 to October 1988. Mr. Land serves as a director of several privately held companies. The Board of Directors has concluded that Mr. Land should serve as a director because he brings experience as a former CEO as well as management and board experience within the Company's industry. He also has experience as a public company board member. Mr. Land's expertise contributes business operational knowledge and strategic planning skills, along with experience important to our corporate development and mergers and acquisitions activities.

William D. Savoy has been a director since May 2004. Between 2004 and 2007, Mr. Savoy consulted with The Muckleshoot Indian Tribe on investment-related matters, strategic planning and economic development. Mr. Savoy served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, from September 2003 to December 2005. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as President of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as President of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as President and Chief Executive Officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its Chief Financial Officer from August 1988 to June 1989. He is also a director of Drugstore.com, a publicly traded company, where he is a member of the audit committee and chairman of the compensation committee. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College. Mr. Savoy has financial expertise, industry experience with portfolio companies, experience managing product development, and mergers and acquisitions and he has held board positions with other publicly traded companies. He also has indirect experience managing engineering efforts. The Board of Directors has concluded that Mr. Savoy should serve as a director because his experience as a chief executive officer, and in various other executive roles, has provided him with broad leadership and executive experience, which contributes operational knowledge and strategic planning skills, along with knowledge important to our corporate development and our mergers and acquisitions activities.

Kendra A. VanderMeulen has been a director since March 2005. Ms. VanderMeulen is currently the President of the Seattle Christian Foundation. She recently served as Executive Vice President, Mobile at InfoSpace, and is an active board member or advisor to a variety of companies in the wireless Internet arena, including Perlego Systems, Inc. and Inrix, Inc. Ms. VanderMeulen joined AT&T Wireless (formerly McCaw Cellular Communications) in 1994 to lead the formation of the wireless data division. Prior to McCaw Cellular Communications, Ms. VanderMeulen served as Chief Operating Officer and President of the Communications Systems Group of Cincinnati Bell Information Systems (now Convergys). She also held a variety of business and technical management positions at AT&T in the fields of software development, voice processing, and signaling systems. Ms. VanderMeulen received a B.S. in mathematics from Marietta College and an M.S. in computer science from Ohio State University. She is the recipient of the 1999 Catherine B. Cleary award as the outstanding woman leader of AT&T. Ms. VanderMeulen has broad industry experience both in management and as a board member. She also brings experience in managing product development, sales and marketing efforts, mergers and acquisitions, and directly managing engineering efforts. The Board of Directors has concluded that Ms. VanderMeulen should serve as a director because of her experience and deep understanding of the wireless Internet industry in which we compete. Her experience at AT&T has provided her with broad leadership and executive abilities, and her outside board experience as director of other technology companies enables her to provide essential strategic and corporate governance leadership to our management team and Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MR. CROWLEY TO THE BOARD OF DIRECTORS.

Executive Officers

The following table sets forth certain information regarding our executive officers as of January 31, 2011:

Name	Age	Positions with the Company
Brian T. Crowley	50	President and Chief Executive Officer, Director
Carey E. Butler	56	Vice President, Professional Engineering Services
Scott C. Mahan	46	Vice President, Finance; Chief Financial Officer; Secretary and Treasurer
Mark E. McMillan	48	Vice President, Worldwide Sales and Marketing
John F.K. Traynor	46	Vice President, Products

Mr. Crowley's biographical details are set forth above under "Nominees and Other Directors."

Carey E. Butler has been our Vice President, Professional Engineering Services since November 2003 and directs global development teams located in North America, Taiwan, China and India. From 2002 to 2003, Ms. Butler served as Western Region Area Manager at Information Builders, a business intelligence software and services company. From 2000 to 2001, Ms. Butler was Vice President at Aris Corporation, a professional services company, and from 1996 to 2000 was Partner at BDO Seidman, LLP, a public accounting and management consulting firm. From 1990 to 1996, Ms. Butler was Principal of Performance Computing, Inc., a technology consulting company, subsequently sold to BDO Seidman. From 1982 to 1990, Ms. Butler was Vice President of Operations, Sales and Marketing of Mytec, Inc., a value-added reseller of turnkey financial systems. Ms. Butler holds a B.A. in business, quantitative methods (computer science) from the University of Washington. Ms. Butler left her position with the Company as of March 25, 2011.

Scott C. Mahan has been our Vice President, Finance, Chief Financial Officer, Vice President, Operations, Secretary and Treasurer since January 2004. From October 2003 to December 2003, Mr. Mahan served as a consultant to BSQUARE. From February 2003 to July 2003, Mr. Mahan served as the Interim Chief Financial Officer and Head of Business & Corporate Development at Cranium, Inc., a games manufacturer. From March 2002 to November 2002, Mr. Mahan served as Chief Operating Officer at Xylo, Inc., a company that provided human resource technology and services to Fortune 1000 companies, and from June 1998 to December 2001 as Chief Financial Officer and Vice President, Administration at Qpass, Inc, a provider of billing services to wireless carriers. From September 1996 to May 1998, Mr. Mahan served as Director of Finance at Sequel Technology Corporation, a company that delivered licensed software for the network traffic monitoring market. From August 1994 to August 1996, Mr. Mahan was Controller of Spry, Inc., an Internet software company and Internet service provider. Prior to that, Mr. Mahan was the Assistant Corporate Controller at Paccar Inc. from August 1993 to July 1994 and was an Audit Manager at Ernst & Young LLP in Seattle where he was employed from July 1987 to August 1993. Mr. Mahan holds a B.S. in management from Tulane University.

Mark E. McMillan has been our Vice President, Worldwide Sales and Marketing since February 22, 2010. Prior to that, Mr. McMillan lead the growth of several high tech companies serving as CEO or in senior sales capacities. Specifically, from 2008 to 2010, Mr. McMillan was CEO and Founder of Global IPR Exchange Corp., an electronic exchange designed to provide liquidity to the transactional patent license market. From 2007 to 2008, he was Executive Vice President of World Wide Sales for Smith Micro Software, Inc., a developer of mobile applications and solutions for the communications industry. From 1999 to 2007, Mr. McMillan held various roles at Insignia Solutions, PLC, a public embedded software company specializing in embedded Java and mobile device management solutions, including Chief Executive Officer, President, Chief Operations Officer, Executive Vice President of Sales and Senior Vice President of Sales.

John F.K. Traynor has been our Vice President, Products since September 2010. From November 2009 to September 2010, Mr. Traynor was President of Jazin Company, LLC, an advisory services firm, where he provided product management and marketing advisory services. From August 2008 to November 2009 Mr. Traynor was the Vice President, Product Management for Palm, Inc., a consumer device company, where he was responsible for creating new mobile products. From 1991 until his employment with Palm, Inc., Mr. Traynor spent 16 years with Microsoft where he most recently held key management positions defining and launching products in the mobility space. Mr. Traynor holds a Bachelor of Arts in Finance and Economics from King's University College at the University of Western Ontario in London, Canada and a Master of Business Administration in Strategic Management from the Schulich School of Business at York University in Toronto, Canada.

CORPORATE GOVERNANCE

Board of Directors Leadership Structure

The Board of Directors has adopted a structure whereby the Chairman of the Board is an independent director. We believe that having a Chairman independent of management provides effective leadership for the Board of Directors and helps ensure critical and independent thinking with respect to the Company's strategy and performance. Our Chief Executive Officer is also a member of the Board of Directors as the sole management representative on the Board of Directors. We believe this is important to make information and insight about the Company directly available to the directors in their deliberations. Our Board of Directors believes that separating the Chief Executive Officer and Chairman of the Board roles and also having the Chairman of the Board role represented by an independent director is the appropriate leadership structure for our Company at this time and demonstrates our commitment to good corporate governance.

Our Chairman of the Board is responsible for the smooth functioning of our Board of Directors, enhancing its effectiveness by guiding Board of Directors processes and presiding at Board of Directors meetings and executive sessions of the independent directors. Our Chairman also presides at shareholder meetings and ensures that directors receive appropriate information from our Company to fulfill their responsibilities. Our Chairman also acts as a liaison between our Board of Directors and our executive management, promoting clear and open communication between management and the Board of Directors.

Board of Directors Role in Risk Oversight

Our Board of Directors has responsibility for the oversight of risk management. Our Board, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our Company and the steps we take to manage them. While our Board is ultimately responsible for risk oversight at our Company, our Board committees assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. In particular, our Audit Committee focuses on financial and accounting risks. Our Governance and Nominating Committee focuses on the management of risks associated with Board organization, membership, structure and corporate governance. Finally, our Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs and related to succession planning for our executive officers.

Board of Directors Independence

The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Bibeault, Howse, Jurgensen, Land and Savoy and Ms. VanderMeulen, constituting a majority of our Board of Directors, qualify as "independent" directors as defined under applicable rules of The NASDAQ Stock Market LLC ("Nasdaq") and that such directors do not have any relationship with the Company that would interfere with the exercise of their independent business judgment.

Standing Committees and Attendance

The Board of Directors held a total of eight meetings during 2010. The Board has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee, an Investment Committee and an IPO Litigation Committee. Information about these committees and committee meetings is set forth below.

The Audit Committee currently consists of Messrs. Howse (Committee Chair), Jurgensen and Land. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Howse, Jurgensen and Land qualify as "independent" directors under applicable rules of Nasdaq and the Securities and Exchange Commission ("SEC"). Each member of the Audit Committee is able to read and understand fundamental financial statements, including our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Further, no member of the Audit Committee has participated in the preparation of our consolidated financial statements, or those of any current subsidiary of the Company, at any time during the past three years. The Board of Directors has designated Mr. Jurgensen as the "audit committee financial expert" as defined under applicable SEC rules and has determined that Mr. Jurgensen possesses the requisite "financial sophistication" under applicable Nasdaq rules. The Audit Committee is responsible for overseeing our independent auditors, including their selection, retention and compensation, reviewing and approving the scope of audit and other services by our independent auditors, reviewing the accounting principles, policies, judgments and assumptions used in the preparation of our financial statements and reviewing the results of our audits. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of our internal controls and procedures, including risk management, establishing procedures regarding complaints concerning accounting or auditing matters, reviewing and, if appropriate, approving related-party transactions, and reviewing compliance with our Code of Business Conduct and Ethics. The Audit Committee held four meetings during 2010.

The Audit Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. A current copy of the Audit Committee charter is available on our website at www.bsquare.com on the Management and Governance page.

The Compensation Committee currently consists of Messrs. Jurgensen (Committee Chair) and Savoy. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Jurgensen and Savoy qualify as "independent" and "non-employee" directors under applicable Nasdaq and SEC rules, and qualify as "outside directors" pursuant to the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee makes recommendations to the Board of Directors regarding the general compensation policies of the Company as well as the compensation plans and specific compensation levels for its executive officers. The Compensation Committee held three meetings during 2010.

The Compensation Committee has a number of functions and responsibilities as delineated in its written charter, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. In March 2011 the Compensation Committee reviewed its charter and recommended certain amendments, which the Board of Directors approved on April 18, 2011. A current copy of the Compensation Committee charter is available on our website at www.bsquare.com on the Management and Governance page.

One of the primary responsibilities of the Compensation Committee is to oversee, and make recommendations to the Board of Directors for its approval of, the compensation programs and performance of our executive officers, which includes the following activities:

- Establishing the objectives and philosophy of the executive compensation programs;
- Designing and implementing the compensation programs;
- Evaluating the performance of executives relative to their attainment of goals under the programs and reporting to the Board of Directors such evaluation information;
- Evaluating the Company's succession plan for its Chief Executive Officer;
- Calculating and establishing payouts and awards under the programs as well as discretionary payouts and awards;
- Reviewing base salary levels of the executives; and
- Engaging consultants from time to time, as appropriate, to assist with program design, benchmarking, etc.

Additional information regarding the roles and responsibilities of the Compensation Committee, as well as the role that our executive officers play in recommending compensation, is set forth below under "Executive Officer Compensation."

The Compensation Committee also periodically reviews the compensation of the Board of Directors and proposes modifications, as necessary, to the full Board for its consideration.

The Governance and Nominating Committee currently consists of Ms. VanderMeulen (Committee Chair) and Messrs. Land and Savoy. The Board of Directors has determined that, after consideration of all relevant factors, Ms. VanderMeulen and Messrs. Land and Savoy qualify as "independent" directors under applicable Nasdaq rules. The Governance and Nominating Committee met twice in 2010.

The Governance and Nominating Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. In March 2011 the Governance and Nominating Committee reviewed its charter and recommended certain amendments, which the Board of Directors approved on April 18, 2011. A current copy of the Governance and Nominating Committee charter is available on our website at www.bsquare.com on the Management and Governance page.

The primary responsibilities of the Governance and Nominating Committee are to:

- Develop and recommend to the Board of Directors criteria for selecting qualified director candidates;
- Identify individuals qualified to become Board members;
- Evaluate and select director nominees for each election of directors;
- Consider the committee structure of the Board of Directors and the qualifications, appointment and removal of committee members;
- Recommend codes of conduct and codes of ethics applicable to the Company; and
- Provide oversight in the evaluation of the Board of Directors and each committee.

The Investment Committee was formed in February 2009 as an advisory committee to assist the Board of Directors in exercising its oversight of the Company's cash and investments policies. During 2010, the Investment Committee consisted of Messrs. Savoy (Committee Chair) and Howse and held two meetings.

The IPO Litigation Committee currently consists of Messrs. Jurgensen and Howse. As disclosed in the Company's periodic reports filed with the SEC, the Company and certain of our current and former officers and directors were named as defendants in a consolidated class action lawsuit alleging violations of the federal securities laws in connection with the Company's initial public offering in 1999. In May 2003, the Board of Directors established a special IPO Litigation Committee consisting of Messrs. Jurgensen and Howse, neither of whom was a defendant in the class action litigation. The IPO Litigation Committee has the sole authority to review any proposed agreement to settle the class action litigation on behalf of the Company and to decide whether or not the Company should enter into or reject any proposed settlement. In 2009, the IPO Litigation Committee reviewed and approved a proposed settlement of the litigation. This settlement was entered into, and on October 5, 2009, the district court granted final approval of the settlement. However, the settlement is subject to pending appeals. The IPO Litigation Committee did not hold any meetings during 2010.

No director attended fewer than 75% of the aggregate of the meetings of the Board of Directors and committees thereof, if any, upon which such director served during the period for which he has been a director or committee member during 2010.

Director Nomination Process

The Board of Directors has determined that director nomination responsibilities should be handled by the Governance and Nominating Committee ("the Committee"). One of the Committee's goals is to assemble a

Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. Although the Committee and the Board of Directors do not have a formal diversity policy, the Board of Directors instructed the Committee to consider such factors as it deems appropriate to develop a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors. Factors considered by the Committee include judgment, knowledge, skill, diversity (including factors such as race, gender and experience), integrity, experience with businesses and other organizations of comparable size, including experience in software products and services, business, finance, administration or public service, the relevance of a candidate's experience to the needs of the Company and experience of other Board members, familiarity with national and international business matters, experience with accounting rules and practices, the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members, and the extent to which a candidate would be a desirable addition to the Board of Directors and any committees of the Board of Directors. In addition, directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders, act ethically at all times and adhere to the applicable provisions of the Company's Code of Business Conduct and Ethics. Other than consideration of the foregoing and applicable SEC and Nasdaq requirements, unless determined otherwise by the Committee, there are no stated minimum criteria, qualities or skills for director nominees, although the Committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders, and provided that at least one member of the Board of Directors serving on the Audit Committee should meet the criteria for an "audit committee financial expert" having the requisite "financial sophistication" under applicable Nasdaq and SEC rules, and a majority of the members of the Board of Directors should meet the definition of "independent director" under applicable Nasdaq rules.

The Committee identifies director nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. The Committee also takes into account an incumbent director's performance as a Board member. If any member of the Board of Directors does not wish to continue in service, if the Committee decides not to re-nominate a member for reelection, or if the Board of Directors decides to recommend that the size of the Board of Directors be increased, the Committee identifies the desired skills and experience of a new nominee in light of the criteria described above. Current members of the Board of Directors and management are polled for suggestions as to individuals meeting the Committee's criteria. Research may also be performed to identify qualified individuals. Nominees for director are selected by a majority of the members of the Committee, with any current directors who may be nominees themselves abstaining from any vote relating to their own nomination.

It is the policy of the Committee to consider suggestions for persons to be nominated for director that are submitted by shareholders. The Committee will evaluate shareholder suggestions for director nominees in the same manner as it evaluates suggestions for director nominees made by management, then-current directors or other appropriate sources. Shareholders suggesting persons as director nominees should send information about a proposed nominee to the Secretary of the Company at our principal executive offices as referenced above at least 120 days prior to the anniversary of the mailing date of the prior year's proxy statement. This information should be in writing and should include a signed statement by the proposed nominee that he or she is willing to serve as a director of the Company, a description of the proposed nominee's relationship to the shareholder and any information that the shareholder feels will fully inform the Committee about the proposed nominee and his or her qualifications. The Committee may request further information from the proposed nominee and the shareholder making the recommendation. In addition, a shareholder may nominate one or more persons for election as a director at our annual meeting of shareholders if the shareholder complies with the notice, information, consent and other provisions relating to shareholder nominees contained in our Bylaws. Please see the section above titled "Deadlines for Receipt of Shareholder Proposals" for important information regarding shareholder proposals.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics in compliance with the applicable rules of the SEC that applies to our principal executive officer, our principal financial officer and our principal accounting officer or controller, or persons performing similar functions, as well as to all members of the Board of Directors and all other employees of the Company. A copy of this policy is available on the Management and Governance page on our website at www.bsquare.com or free of charge upon written request to the attention of the Secretary of the Company, by regular mail at our principal executive offices, email to *investorrelations@bsquare.com*, or facsimile at 425-519-5998. We will disclose, on our website, any amendment to, or a waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the Code of Business Conduct and Ethics enumerated in applicable rules of the SEC. There were no such amendments to, or waivers from, a provision of our Code of Business Conduct and Ethics during 2010.

2010 Director Compensation

We have established a compensation plan to attract and retain qualified non-employee directors to serve on our Board of Directors. This plan includes cash and stock awards for directors for service on the Board of Directors and on committees. Directors receive a one-time grant of 25,000 stock options when joining the board and quarterly grants of 1,500 shares of restricted stock. The Chairman of the Board receives a one-time grant of 50,000 stock options when joining the board and quarterly grants of 3,000 shares of restricted stock. The Company pays annual cash fees of $20,000 to directors who do not serve on any of the primary committees (the Audit Committee, the Governance and Nominating Committee and the Compensation Committee), $25,000 to directors who serve on the Governance and Nominating Committee or the Compensation Committee, and $30,000 to directors who serve on the Audit Committee. Directors who serve on more than one of these primary committees earn additional annual cash fees of $5,000, but no additional amounts are paid if a director serves on more than two of these committees. All amounts are payable in quarterly increments. Directors are also reimbursed for reasonable expenses incurred in attending Board of Directors and committee meetings. The Chairman of the Board receives an additional $10,000 in annual cash fees, payable in quarterly increments. Mr. Crowley, our President and Chief Executive Officer and a member of our Board of Directors, does not receive additional compensation for services provided as a director.

The following table presents the 2010 compensation of our non-employee directors. The compensation of Mr. Crowley is described in the Summary Compensation Table in the section titled "Executive Officer Compensation."

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Donald B. Bibeault (2)	$20,000	$20,265	$40,265
Elwood D. Howse, Jr. (3)	$30,000	$20,265	$50,265
Elliott H. Jurgensen, Jr. (4)	$45,000	$40,530	$85,530
Scot E. Land (5)	$35,000	$20,265	$55,265
William D. Savoy (6)	$30,000	$20,265	$50,265
Kendra A. VanderMeulen (7)	$25,000	$20,265	$45,265

(1) The amounts in this column reflect the aggregate grant-date fair value of restricted stock awards, determined in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts are set forth in Note 7 (Shareholders' Equity) to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 17, 2011 (the "2010 Form 10-K").

(2) Mr. Bibeault held 100,305 stock options and 6,000 unvested restricted stock awards as of December 31, 2010.
(3) Mr. Howse held 98,875 stock options and 6,000 unvested restricted stock awards as of December 31, 2010.
(4) Mr. Jurgensen held 85,850 stock options and 12,000 unvested restricted stock awards as of December 31, 2010.
(5) Mr. Land held 96,875 stock options and 6,000 unvested restricted stock awards as of December 31, 2010.
(6) Mr. Savoy held 87,500 stock options and 6,000 unvested restricted stock awards as of December 31, 2010.
(7) Ms. VanderMeulen held 74,125 stock options and 6,000 unvested restricted stock awards as of December 31, 2010.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned during the past two fiscal years by (i) our chief executive officer and (ii) the two most highly compensated executive officers other than the chief executive officer who were serving as executive officers at the end of 2010 and whose total compensation for 2010 exceeded $100,000 in the aggregate (collectively, the "named executive officers").

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Brian T. Crowley	2010	$270,000	$—	$156,360	$ —	$ 94,500	$4,919	$525,779
President and Chief Executive Officer	2009	$270,000	$—	$ —	$ —	$ —	$2,735	$272,735
Scott C. Mahan	2010	$208,000	$—	$ 78,180	$ —	$ 72,800	$4,902	$363,882
Vice President, Finance & Operations, Chief Financial Officer, Secretary and Treasurer	2009	$208,000	$—	$ —	$ —	$ —	$3,000	$211,000
Mark E. McMillan(5) *Vice President, Worldwide Sales and Marketing*	2010	$132,308	$—	$ 78,180	$74,977	$100,069	$3,719	$389,253

(1) The amounts in this column reflect the aggregate grant-date fair value of restricted stock units granted under our Annual Executive Bonus Program ("AEBP"), determined in accordance with FASB Accounting Standards Codification Topic 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts are set forth in Note 7 (Shareholders' Equity) to the financial statements included in our 2010 Form 10-K.

(2) The amounts in this column reflect the aggregate grant-date fair value of option awards, determined in accordance with FASB Accounting Standards Codification Topic 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts set forth in Note 7 (Shareholders' Equity) to the financial statements included in our 2010 Form 10-K.

(3) The amounts in this column with respect to Mr. Crowley and Mr. Mahan represent cash awards earned for the indicated year, as applicable under the AEBP. The amount in this column with respect to Mr. McMillan represents cash awards earned by him as described below under "Incentive Plan Compensation – Incentive Sales Compensation Plan."

(4) Represents 401(k) matching employer contributions, premiums paid by the Company under a group life insurance plan, and an allowance for mobile telephone and data service, which includes personal use. In previous years, we have included the amount of the telephone and data service allowance paid to each of our named executive officers in "Salary." This allowance, which is currently $1,800 per year, is now being included in "All Other Compensation" for both years shown in the table.

(5) Mr. McMillan joined the Company in February 2010.

Employment Agreements with Named Executive Officers

We have agreements with our named executive officers, which include provisions regarding post-termination compensation. We do not have a formal severance policy or plan applicable to our executive officers as a group. Under the agreements with Mr. Crowley and Mr. Mahan, if either officer is terminated without cause (as defined in the applicable agreement, subject to certain exceptions), they will receive termination payments equal to six months of their annual base salary, paid on our normal payroll schedule. In addition, the equity awards held by Mr. Crowley and Mr. Mahan would continue to vest post-termination over the period during which they receive these termination payments. Mr. Crowley and Mr. Mahan are entitled to these termination payments provided they enter into a separation and release agreement acceptable to the Company which includes, among other things, non-solicitation and non-competition provisions that apply for a period of twelve months following termination and an obligation to protect the property of the Company, including intellectual property.

Mr. McMillan joined our Company as Vice President of Worldwide Sales and Marketing in February 2010. Under the employment agreement with Mr. McMillan, if he is terminated when neither cause nor long-term disability exists (as defined in the agreement, subject to certain exceptions) and provided that he enters into a release of any employment-related claims acceptable to the Company, he will receive termination payments equal to four months of his annual base salary, paid on our normal payroll schedule. However, if we give Mr. McMillan at least one full month's advance notice of termination, these termination payments will be reduced by one month's salary for each full month of advance notice given. In addition, the equity awards held by Mr. McMillan would continue to vest post-termination for 120 days from the termination date.

No other benefits accrue to the named executive officers under their severance arrangements (such as continuation of medical benefits) under their current employment contracts. The incentive compensation plan applicable to Mr. McMillan for 2010 (as described below under "Incentive Plan Compensation – Incentive Sales Compensation Plan," and which is subject to change on a quarterly basis), provide that with respect to monthly sales commissions, he will receive payment for invoices generated prior to termination, and with respect to quarterly bonuses based on sales quotas, he must be employed on the last day of a quarter to be eligible for bonus amounts with respect to that quarter.

The agreements with our named executive officers govern the termination of the officer by the Company; they do not address termination by an acquiring company of a named executive officer after a change in control of the Company. There are no individual change-in-control agreements in effect with any of our named executive officers. The terms of our Third Amended and Restated Stock Plan (the "Stock Plan") do not specifically provide for accelerated vesting of equity awards for participants in the event of a change in control. Instead, the Stock Plan provides that individual equity award agreements may provide for accelerated vesting in connection with certain transactions defined in the Stock Plan (including certain change-in-control transactions). No currently outstanding equity award agreement provides for such acceleration of vesting. In addition, the Stock Plan provides that the Board of Directors may elect to accelerate vesting for any Stock Plan participant at such times and in such amounts as the Board of Directors determines. Any change in control agreement with an executive officer, should it be deemed necessary, would require approval by the Compensation Committee and the Board of Directors.

Determination of Compensation

Total Compensation

For purposes of evaluating executive officer total compensation including base salary, discretionary bonus, equity awards and incentive compensation, the Compensation Committee primarily considers two factors:

- *Benchmark data*: Historically, the Compensation Committee has engaged a compensation consultant on an annual basis to compare our executive compensation program with those of public companies in the Pacific Northwest with revenue of less than $100 million. A consultant was not engaged by the Compensation Committee with respect to the determination of 2009 or 2010 compensation for the reasons noted below.
- *Company and individual-specific factors*: In addition to considering compensation levels of executives at similarly sized regional public companies, the Compensation Committee, in conjunction with the Chief Executive Officer, reviews the Company's financial performance objectives as well as non-financial performance objectives applicable to each executive (other than the Chief Executive Officer). The Company's financial performance objectives are determined through collaboration with the Chief Executive Officer, the Board of Directors and the Compensation Committee. The non-financial performance objectives applicable to each executive officer (other than the Chief Executive Officer) are determined in collaboration with the Chief Executive Officer, the executive officer and the Compensation Committee. The Compensation Committee, without input from the Chief Executive Officer, determines the financial and non-financial performance objectives applicable to the

Chief Executive Officer. These objectives and associated awards are governed by the AEBP with respect to Mr. Crowley, Mr. Mahan, and other executive officers who are not members of the sales team, and are governed by a non-equity incentive sales compensation plan with respect to Mr. McMillan. These incentive plans are described below under "Incentive Plan Compensation."

Base Salary and Discretionary Bonus

The Compensation Committee's goal is to provide a competitive base salary for our executive officers. The Compensation Committee has not established any formal guidelines for purposes of setting base salaries (such as payment at a particular percentile of the benchmark group), but instead considers the benchmark data along with the Company's performance and the individual's performance and experience in determining what represents a competitive salary. The Compensation Committee also considers these factors in its recommendations to the Board of Directors regarding whether and in what amounts to award discretionary cash bonuses, apart from cash awards that may be provided for under incentive plans.

With respect to both 2009 and 2010, in response to overall economic conditions and a need for the Company to proactively manage expenses, our Chief Executive Officer, in conjunction with the Compensation Committee and the Board of Directors, determined that executive salaries would not be changed. The Compensation Committee and the Board of Directors also determined that the Chief Executive Officer's salary would not be changed with respect to 2009 or 2010 for the same reasons. The annual base salaries set forth below with respect to Mr. Crowley and Mr. Mahan have therefore been in effect since March 2008. Mr. McMillan joined the Company in February 2010.

The following table presents the current annual base salaries of our named executive officers:

Name	Annual Base Salary
Brian T. Crowley	$270,000
Scott C. Mahan	$208,000
Mark E. McMillan	$160,000

Equity Awards

Longer-term incentives in the form of grants of stock options, restricted stock, restricted stock units and other forms of equity instruments to executive officers are governed by the Stock Plan and are made both under incentive plans and outside of those plans.

The Compensation Committee recommends grants and awards of stock options and other forms of equity instruments given to our executive officers under the Stock Plan. Grants and awards recommended by the Compensation Committee are then submitted to the Board of Directors for approval. Stock options have historically been granted at the time of hire of an executive officer. Further, the Compensation Committee periodically reviews the equity ownership of the executive officers and may recommend to the Board of Directors additional awards of equity instruments under the Stock Plan based on a number of factors, including benchmark data, Company performance and individual performance, the vested status of currently outstanding equity awards, the executive's equity ownership in relation to the other executives and other factors. The Compensation Committee maintains no formal guidelines for these periodic reviews. Stock options are awarded with exercise prices equal to the closing market price per share of our common stock on the grant date.

On February 22, 2010, in connection with his engagement as our Vice President, Worldwide Sales and Marketing, we granted to Mr. McMillan a stock option to purchase up to 50,000 shares of our common stock at an exercise price of $2.34 per share, which option vests quarterly in equal annual installments over a four-year period.

Our named executive officers also participate in incentive compensation programs. Mr. Crowley and Mr. Mahan, as well as other executive officers of the Company who are not members of the sales team, participate in the Annual Executive Bonus Program, while Mr. McMillan, as our Vice President, Worldwide Sales and Marketing, participates in a non-equity incentive sales compensation plan.

Incentive Plan Compensation

Annual Executive Bonus Program

The objectives of the AEBP are to:

- Encourage and reward individual and corporate performance;
- Seek alignment of executive officers' compensation with shareholder interests on both a short-term and long-term basis; and
- Attract and retain highly-qualified executives.

The AEBP, under which executive officers have the potential to earn awards of cash and restricted stock units, is maintained in collaboration among the Compensation Committee, the Board of Directors and the Chief Executive Officer. Payment under the AEBP is contingent on the achievement of an adjusted annual net income target for the Company and the achievement of individual objectives set for the executive. Individual objectives may be related to achievements such as growing revenue streams, developing successful new products, maintaining low involuntary employee turnover and improving infrastructure to enhance business velocity.

The amount of bonus earned under the AEBP is determined by the following formula, the elements of which are described below:

*Bonus Amount = Base Salary * Target Bonus Opportunity * Company Achievement Multiplier (50% to 150%) * Individual Achievement Multipliers (0% to 100%)*

Target Bonus Opportunity. The Target Bonus Opportunity for each executive officer is set as a percentage of base salary. The philosophy used by the Compensation Committee in setting the Target Bonus Opportunity is similar to that used in setting base salaries for the executive officers, including consideration of the benchmark data described previously, among other things.

The 2010 Target Bonus Opportunity percentages were as follows:

Title	Target Bonus Opportunity
Chief Executive Officer	65%
Chief Financial Officer	45%
Vice President	35%

Company Achievement Multiplier. The Compensation Committee, in conjunction with the Chief Executive Officer and Board of Directors, determines the threshold financial measures that the Company must meet in order for executives to earn bonuses under the AEBP. Because reported net income contains equity-based compensation expense, and because the actual amount of compensation expense is variable based on factors largely out of the control of the executive team, the Compensation Committee has decided that net income with equity-based expense added back, or "adjusted net income," will be used as the primary measure for achievement in the AEBP. Additionally, because it is not possible to accurately forecast the amount of executive bonuses earned at the start of the year, and because executive bonuses are not included in the Company's annual budget, adjusted net income excludes any executive bonus expense. The Compensation Committee also has discretion to make other adjustments based on particular facts and circumstances that may arise. The Compensation Committee has set three adjusted net income targets:

Bonus Trigger: This is the amount of adjusted net income that the Company must earn in order for any AEBP bonuses to be paid. Once adjusted net income reaches this amount, the Company Achievement Multiplier is set at 50%.

Bonus Target: This is the target adjusted net income level at which the Company Achievement Multiplier is set at 100%. This number corresponds to the net income number set forth in the 2010 budget that is formally approved by the Board of Directors, with any 2010 equity-based compensation expense estimate added back.

Bonus Cap: This is the adjusted net income level at which the Company Achievement Multiplier will cap at 150%.

If the Company does not achieve the Bonus Trigger, then the Company Achievement Multiplier is set at 0%, and no bonuses are paid under the AEBP.

When adjusted net income falls between the Bonus Trigger and the Bonus Target, the Company Achievement Multiplier will be prorated from 50% to 100%. When adjusted net income falls between the Bonus Target and the Bonus Cap, the Company Achievement Multiplier will be prorated from 100% to 150%. If adjusted net income is greater than the Bonus Cap, the Company Achievement Multiplier will remain capped at 150%.

For 2010, the financial targets for the Company Achievement Multiplier were as follows:

Description	**Adjusted Net Income**		
	Minimum	**Maximum**	**Bonus Percentage**
Below Trigger	$ 0	$2,473,000	0%
Trigger to Target	$2,473,000	$3,440,000	50% to 100% pro rated
Target	$3,440,000	$3,440,000	100%
Above Target	$3,440,000	$4,373,000	100% to 150% pro rated
	$4,373,000	and above	capped at 150%

Individual Achievement Multiplier. Each executive other than the Chief Executive Officer is assigned objectives by the Chief Executive Officer. The Compensation Committee in conjunction with the Board of Directors determines the Chief Executive Officer's objectives. Objectives for executives other than the Chief Executive Officer may be modified by the Chief Executive Officer during the year in order to suit current business conditions. Objectives are meant to provide guidance and incentive for each executive in the day to day operation of a particular business function.

Each objective carries a particular weighting, with the sum of all objective weightings adding up to 100%.

At the end of the year, the Chief Executive Officer reviews each objective with the particular executive, and determines if the objective was achieved (0% or 100%), or in the case of a prorated objective, what percentage of the objective was achieved. The Chief Executive Officer's determination is reviewed by the Compensation Committee. The Compensation Committee reviews the Chief Executive Officer's achievement of objectives.

The Individual Achievement Multiplier is then determined by multiplying the achievement level of each objective by the assigned weighting for that objective. The results for all objectives are then added together to form the Individual Achievement Multiplier.

For example, if an executive had four objectives, each weighted at 25%, the Individual Achievement Multiplier would be determined as follows:

*Individual Achievement Multiplier = (Objective 1 Achievement % * 25%) + (Objective 2 Achievement % * 25%) + (Objective 3 Achievement % * 25%) + (Objective 4 Achievement % * 25%)*

As noted above, the objective achievement percentage for pass/fail objectives will be 0% or 100%. For prorated objectives, the objective achievement percentage will be prorated between 0% and 100%, inclusive.

Payment of Bonuses. When an executive earns a bonus under the AEBP, the mix of consideration is dependent on the amount of bonus earned. The amount of the bonus which is up to or equal to 35% of the executive's base salary (or prorated base salary if the executive was not with us for the full year) is paid in cash, with the remainder paid in the form of restricted stock units which vest over two years in four equal installments semiannually on the last day of July and December of the two years following the year as to which the bonus is payable (2011 and 2012 with respect to 2010 compensation). The number of restricted stock units in the grant is determined by dividing the non-cash portion of the bonus by the closing price of our common stock on the date of grant.

Generally, the Compensation Committee and Chief Executive Officer will attempt to complete bonus calculations as quickly as possible once the fiscal year ends and our finance team has delivered a stable view of adjusted net income for the year. Once the bonus calculations are complete, they must be presented to and approved by the Board of Directors. If restricted stock units are to be awarded to executives, the grant date will be the date that the AEBP awards are approved by the Board of Directors.

Executives must be employed by us at the end of the measurement year in order to be eligible for a bonus. If an executive leaves the employ of the Company before previously awarded restricted stock units have fully vested, any unvested units will be forfeited.

Computation of 2010 Bonus Amounts.

In 2010, our adjusted net income exceeded the Bonus Cap, and the Company Achievement Multiplier was therefore 150%.

The 2010 Individual Achievement Multipliers for Mr. Crowley and Mr. Mahan were 90% and 93.75%, respectively, determined by their assessed achievement of equally-weighted individual objectives. Mr. Crowley's objectives were (i) achievement of revenue and gross profit targets with demonstration of appropriate cost controls, (ii) completion of a strategic plan for the Company, and (iii) implementation of a system to institutionalize idea generation; and Mr. Mahan's goals were (i) development of a sales acceleration plan, (ii) development and implementation of tax planning strategies, (iii) advancement of the Company's investor relations program and (iv) execution within approved budgets.

As such, the bonus amounts for Mr. Crowley and Mr. Mahan were as follows:

Mr. Crowley: $270,000 * 60% * 150% * 90% = $218,700

Mr. Mahan: $208,000 * 45% * 150% * 93.75% = $131,625

Of these amounts, $94,500 and $72,800 were paid in cash to Mr. Crowley and Mr. Mahan, respectively, representing 35% of their respective base salaries for 2010. The remainder as to each was paid in restricted stock units. The date of grant of these restricted stock units was February 23, 2011, and the closing price of our common stock on that day was $11.83. As such, Mr. Crowley received a grant of 10,498 restricted stock units, and Mr. Mahan received 4,972 restricted stock units.

Incentive Sales Compensation Plan

Sales executives participate in non-equity incentive compensation plans with provisions tailored to the particular individual. The terms of these plans, including the 2010 plan applicable to Mr. McMillan, are determined by agreement with the sales executive each year with respect to a particular year's incentive compensation, but with terms that are subject to change each quarter. The plan applicable to Mr. McMillan for 2010 provided for commissions and bonuses based on Company performance, including percentage commissions on worldwide revenue and worldwide gross profit from particular business lines, and bonuses of fixed dollar amounts payable quarterly based on achievement of revenue and gross profit quotas for those business lines. Percentage commissions based on revenue ranged from 0.18% of revenue to 1.01% of revenue depending on the business line. There are no minimum or maximum amounts payable; percentage commissions depend entirely on the Company's level of achievement with respect to the particular revenue and gross profit measures, while quarterly bonuses are either earned or missed according to whether the particular Company performance quota is met. The plan for 2010 did not include any individual performance criteria, as distinguished from Company performance criteria.

Special 2010 RSU Grants

In August 2010 the Compensation Committee recommended, and the Board of Directors approved, a grant of restricted stock units to certain of our executive officers, the vesting of which was contingent upon our achievement of an adjusted net income target of $3.44 million for 2010. The awards to our named executive officers were in the amounts of 50,000 restricted stock units to Mr. Crowley, and 25,000 restricted stock units to each of Messrs. Mahan and McMillan. These grants were subject to forfeiture in full if the target was not met, and otherwise vest in two equal installments, the first on the date the Compensation Committee determined that the target had been met (which occurred on February 22, 2011) and the second on December 31, 2011.

Other Compensation and Perquisites

Executives are eligible to participate in standard benefit plans available to all employees including the Company's 401(k) retirement plan, medical, dental, disability, vacation and sick leave and life and accident insurance. The same terms apply to all employees for these benefits except where the value of the benefit may be greater for executives due to the fact that they are more highly compensated than most other employees (e.g., disability benefits). However, all executive officers receive a phone allowance of $1,800 per year, as do other employees whose job responsibility requires them to be on call. The individuals receiving the allowance are not reimbursed for normal cell phone usage. We provide no pension or deferred compensation benefits to our executive officers. We do not currently have in place any tax "gross-up" arrangements with our executives.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by the named executive officers as of December 31, 2010:

		Option Awards				Stock Awards (5)	
		Number of Securities Underlying Unexercised Options					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($) (1)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (6)
Brian T. Crowley	04/01/2002	25,000	—	$14.40	04/01/2012		
	08/29/2002	16,875	—	$ 2.88	08/29/2012		
	08/29/2002	1,875	—	$ 2.88	08/29/2012		
	07/24/2003	75,000	—	$ 4.00	07/24/2013		
	09/21/2004	125,000	—	$ 2.32	09/21/2014		
	03/23/2007	46,875	3,125	$ 4.34	03/23/2017(3)		
	03/20/2008	30,938	14,062	$ 3.80	03/20/2018(3)		
	08/03/2010					50,000	$437,500
Scott C. Mahan	01/07/2004	37,500	—	$ 6.47	01/07/2014		
	09/21/2004	62,500	—	$ 2.32	09/21/2014		
	03/23/2007	32,813	2,187	$ 4.34	03/23/2017(3)		
	03/20/2008	17,188	7,812	$ 3.80	03/20/2018(3)		
	08/03/2010					25,000	$218,750
Mark E. McMillan ...	02/22/2010	—	50,000	$ 2.34	02/22/2020(4)		
	08/03/2010					25,000	$218,750

(1) The option exercise price is set at the closing price of our common stock on the date of grant.
(2) All options outstanding expire ten years from the grant date.
(3) These options vest quarterly over four years from the grant date.
(4) These options vest annually over four years from the grant date.
(5) These awards are restricted stock units granted as incentive plan compensation as described above under "Incentive Plan Compensation – Special 2010 RSU Grants." On February 22, 2011, the 2010 Company performance criterion was determined to have been met, and on that date these grants vested as to half the underlying shares, with the remaining units vesting on December 31, 2011.
(6) Based on the closing price of our common stock of $8.75 on December 31, 2010.

Employee Benefit Plans

Equity Compensation Plan Information

The following table presents certain information regarding our common stock that may be issued upon the exercise of options and vesting of restricted stock units granted to employees, consultants or directors as of December 31, 2010:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,942,723(1)	$3.86	415,419(2)

(1) Amount includes 346,776 restricted stock units granted and unvested as of December 31, 2010.

(2) The Stock Plan provides for an automatic annual increase in the number of shares reserved for issuance by an amount equal to the lesser of: (i) four percent of our outstanding shares at the end of the previous fiscal year, (ii) an amount determined by our Board of Directors, or (iii) 375,000 shares. In February 2011, the number of shares reserved for issuance under the Stock Plan was increased by 375,000 per these terms. The number of securities reflected above in column (c) does not reflect this increase.

Stock Plan

Under the terms of the Stock Plan, we have granted options to purchase common stock to our officers, directors, employees and consultants. Under the terms of the Stock Plan, we also have the ability to issue restricted stock, restricted stock units and certain other equity-based compensation to our officers, directors, employees and consultants. We awarded restricted stock to our directors in 2010. We also awarded restricted stock units to certain employees in 2010.

401(k) Plan

We maintain a tax-qualified 401(k) employee savings and retirement plan for eligible U.S. employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) plan in the amount equal to one-half of the first 6% of an employee's contributions. Matching contributions are subject to a vesting schedule; all other contributions are fully vested at all times. We intend the 401(k) plan to qualify under Sections 401(k) and 501 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or the Company to the 401(k) plan and income earned, if any, on plan contributions are not taxable to employees until withdrawn from the 401(k) plan (except as regards Roth contributions), and so that we will be able to deduct our contributions when made. The trustee of the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

In February 2009, all matching contributions by the Company in the 401(k) plan were suspended in response to overall economic conditions and a need for the Company to proactively manage expenses. In light of improved conditions in the overall economy and in our business, we resumed matching contributions as of August 20, 2010.

STOCK OWNERSHIP

Security Ownership of Principal Shareholders, Directors and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2011 as to:

- Each person who is known by us to own beneficially more than five percent of the outstanding shares of common stock;
- Each director and nominee for director of the Company;
- Each of the named executive officers; and
- All of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares listed below under the heading "Amount and Nature of Beneficial Ownership" is the aggregate beneficial ownership for each shareholder and includes:

- common stock beneficially owned;
- restricted stock awards;
- currently vested options; and
- stock options and restricted stock units that are not currently vested but will become vested within 60 days of March 31, 2011.

Of this total amount, the number of shares of common stock subject to options that are currently vested, and stock options and restricted stock units that are not currently vested but will become vested within 60 days of March 31, 2011 are deemed outstanding for such shareholder (the "Deemed Outstanding Shares") and are also separately listed below under the heading "Number of Shares Underlying Options and RSUs." For purposes of calculating the number of shares beneficially owned by a shareholder, director or executive officer and resulting percentage ownership, the Deemed Outstanding Shares are not treated as outstanding for the purpose of computing the percentage ownership of common stock outstanding of any other person.

This table is based on information supplied by officers, directors, principal shareholders and filings made with the SEC. Percentage ownership is based on 10,565,623 shares of common stock outstanding as of March 31, 2011.

Unless otherwise noted below, the address for each shareholder listed below is: c/o BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. Unless otherwise noted, each of the shareholders listed below has sole investment and voting power with respect to the common stock indicated, except to the extent shared by spouses under applicable law.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Number of Shares Underlying Options and RSUs	Percent of Common Stock Outstanding
5% Owners:			
Renaissance Technologies LLC (1) 800 Third Ave, 33rd Floor New York, NY 10022	623,130	—	5.9%
Directors and Executive Officers:			
Donald B. Bibeault (2)	291,438	100,305	2.8%
Elwood D. Howse, Jr. (2)	125,375	96,875	1.2%
Elliott H. Jurgensen, Jr. (3)	164,400	85,850	1.6%
Scot E. Land (2)	125,645	96,875	1.2%
William D. Savoy (2)	110,000	87,500	1.0%
Kendra A. VanderMeulen (2)	100,625	74,125	1.0%
Brian T. Crowley	450,645	362,998	4.3%
Scott C. Mahan	226,235	171,222	2.1%
Mark E. McMillan	45,195	25,000	*
All executive officers and directors as a group (4)	1,646,982	1,100,750	15.6%

* Less than 1%.

(1) The indicated ownership is based solely on a Schedule 13G/A filed with the SEC by the reporting person on February 11, 2011. The beneficial ownership of such reporting person may have changed between such date and March 31, 2011.

(2) Beneficial ownership includes 6,000 unvested restricted stock awards, which are subject to forfeiture.

(3) Beneficial ownership includes 12,000 unvested restricted stock awards, which are subject to forfeiture.

(4) Includes one additional executive officer in addition to the listed named executive officers and directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5. Executive officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during the year ended December 31, 2010, its executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities complied with all applicable Section 16 filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no transactions since January 1, 2009, nor are there any proposed transactions as of the date of this proxy statement, as to which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which any related person has or will have a direct or indirect material interest, other than equity and other compensation, termination and other arrangements, which are described above under "2010 Director Compensation" and "Executive Officer Compensation."

PROPOSAL TWO

RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Independent Auditors

The independent registered public accounting firm of Moss Adams LLP ("Moss Adams") has acted as the Company's auditor since May 2006 and has audited the Company's financial statements for the years ending December 31, 2010 and 2009. Moss Adams is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and issuing a report on its audit. A representative of Moss Adams is expected to be present at the Annual Meeting, where he or she will have the opportunity to make a statement and to respond to appropriate questions.

The Audit Committee's Charter provides that it shall have the sole authority and responsibility to select, evaluate and, if necessary, replace the Company's independent registered public accounting firm. The Audit Committee has selected Moss Adams as the Company's independent registered public accounting firm for the year ending December 31, 2011.

The Audit Committee pre-approves all audit and non-audit services performed by the Company's auditor and the fees to be paid in connection with such services in order to assure that the provision of such services does not impair the auditor's independence. Unless the Audit Committee provides general pre-approval of a service to be provided by the auditor and the related fees, the service and fees must receive specific pre-approval from the Audit Committee.

The Company is asking the shareholders to ratify the appointment of Moss Adams as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2011. While the Audit Committee will consider the outcome of the shareholder vote, it is not binding. If the shareholders do not ratify this appointment, the Audit Committee will, at its discretion, determine whether to continue with Moss Adams or recommend and appoint a different independent registered public accounting firm.

Audit Fees

Moss Adams billed the Company for audit fees of $240,519 and $232,500 during the years ended December 31, 2010 and 2009, respectively. These audit fees related to professional services rendered in connection with the audit of the Company's annual consolidated financial statements, the reviews of the consolidated financial statements included in each of the Company's quarterly reports on Form 10-Q and accounting services that relate to the audited consolidated financial statements and are necessary to comply with generally accepted auditing standards.

Audit-Related Fees

There were no fees billed for fiscal year 2010 for assurance and related services by Moss Adams that were reasonably related to the performance of its audit of our financial statements and not reported under the caption "Audit Fees." Moss Adams billed the Company for audit-related fees of $48,200 for fiscal year 2009. These fees primarily consisted of audit fees associated with our TestQuest, Inc. asset acquisition.

Tax Fees

There were no fees billed for fiscal years 2010 or 2009 for tax compliance, tax advice or tax planning services rendered to the Company by Moss Adams.

All Other Fees

Moss Adams billed the Company $7,000 for fiscal year 2010 in connection with the SEC's review of our Annual Report on Form 10-K for the year ended December 31, 2009. There were no fees billed for fiscal year 2009 for other services rendered to the Company by Moss Adams.

Audit Committee Report

In connection with the Company's financial statements for the fiscal year ended December 31, 2010, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management;
- Discussed with the Company's independent registered public accounting firm, Moss Adams LLP, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Based upon these reviews and discussions, the Audit Committee approved the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission.

Submitted by the Audit Committee:

Elwood D. Howse, Jr., Chair
Elliott H. Jurgensen, Jr.
Scot E. Land

Vote Required

The ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm requires that the votes cast in favor of the proposal exceed the votes cast against the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

OTHER MATTERS

Shareholder Communications with the Board of Directors and Board Attendance at Annual Shareholder Meetings

Our shareholders may, at any time, communicate in writing with any member or group of members of the Board of Directors by sending such written communication to the attention of the Secretary of the Company by regular mail to our principal executive offices, email to investorrelations@bsquare.com or facsimile at 425-519-5998. Copies of written communications received by the Secretary of the Company will be provided to the relevant director(s) unless such communications are considered, in the reasonable judgment of the Secretary of the Company, to be improper for submission to the intended recipient(s). Examples of shareholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or our business, or communications that relate to improper or irrelevant topics.

The Chairperson of the Board of Directors is expected to make all reasonable effort to attend the Company's annual shareholder meeting in person. If the Chairperson is unable to attend an annual shareholder meeting for any reason, at least one other member of the Board of Directors is expected to attend in person. Other members of the Board of Directors are expected to attend the Company's annual shareholder meeting in person if reasonably possible. Messrs. Crowley, Howse, Jurgensen and Savoy and Ms. VanderMeulen attended the 2010 Annual Meeting of Shareholders.

Transaction of Other Business

The Board of Directors of the Company knows of no other matters to be submitted at the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies will be voted in respect thereof as the proxy holders deem advisable.

Annual Report to Shareholders and Form 10-K

Our Annual Report to Shareholders for the year ended December 31, 2010 (which is not a part of our proxy solicitation materials) is being mailed to our shareholders with this proxy statement. A copy of our Annual Report on Form 10-K for the year ended December 31, 2010, without exhibits, is included with the Annual Report to Shareholders.

By Order of the Board of Directors



Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
May 4, 2011

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DIRECTORS, OFFICERS AND CORPORATE INFORMATION

DIRECTORS

Donald B. Bibeault
President,
Bibeault & Associates

Brian T. Crowley
President, Chief Executive Officer
Director

Elwood D. Howse, Jr.
Former President,
Cable & Howse, LLC

Elliott H. Jurgensen, Jr.
Chairman of the Board
Retired Partner, KPMG LLP

Scot E. Land
Former Managing Partner,
Encompass Ventures

William D. Savoy
Former President,
Vulcan, Inc.

Kendra A. VanderMeulen
President,
Seattle Christian Foundation

EXECUTIVE OFFICERS

Brian T. Crowley
President, Chief Executive Officer

Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary,
Treasurer

Mark E. McMillan
Vice President,
Worldwide Sales and Marketing

John F.K. Traynor
Vice President,
Products

GLOBAL OFFICE LOCATIONS

HEADQUARTERS:
110 110th Avenue NE, Suite 200
Bellevue, WA 98004
Tel: (425) 519-5900
Fax: (425) 519-5999
www.bsquare.com

Taipei, Taiwan
2F., No. 337, Fuxing N. Road
Taipei 105
Taiwan, R.O.C.
Phone +886-2-8712-6055

CORPORATE COUNSEL

Summit Law Group, PLLC
Seattle, Washington

INDEPENDENT AUDITORS

Moss Adams LLP
Seattle, Washington

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
(800) 522-6645

ANNUAL MEETING

The annual meeting of shareholders will be held on Wednesday, June 8, 2011, at 10:00 a.m. local time at BSQUARE Corporation Headquarters, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004.

FORM 10-K

BSQUARE files an Annual Report with the Securities and Exchange Commission on Form 10-K. Copies are available from BSQUARE without charge upon request. Requests should be sent to investorrelations@bsquare.com

STOCK EXCHANGE LISTING

Our common stock is traded on the Nasdaq Global Market under the symbol "BSQR".

DIVIDENDS

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

This annual report contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K and other reports or documents that we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made, and except as required by law, we undertake no obligation to update any forward-looking statement.


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110 110th Avenue NE, Suite 200
Bellevue, WA 98004
425-519-5900
www.bsquare.com